Exhibit 99.1

HARRY WINSTON DIAMOND CORPORATION

MANAGEMENT PROXY CIRCULAR

For the
Annual Meeting of Shareholders
June 9, 2011

___________________________________

April 18, 2011

HARRY WINSTON DIAMOND CORPORATION

INVITATION TO SHAREHOLDERS

Dear Shareholder:

On behalf of the Board of Directors, management and employees, we invite you to attend Harry Winston Diamond Corporation's Annual Meeting of Shareholders on Thursday, June 9, 2011.

The items of business to be considered at this Meeting are described in the Notice of Annual Meeting and Management Proxy Circular. No matter how many shares you hold, your participation at shareholders' meetings is very important. If you are unable to attend the Meeting in person, we encourage you to vote by following the voting instructions included on the proxy form.

There will be an opportunity to ask questions and meet with management, the Board of Directors and your fellow shareholders.

We look forward to seeing you at the Meeting.

Sincerely,

Robert A. Gannicott
Chairman & Chief Executive Officer

HARRY WINSTON DIAMOND CORPORATION
P.O. Box 4569, Station A
Toronto, Ontario M5W 4T9

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that an Annual Meeting of Shareholders (the “Meeting”) of HARRY WINSTON DIAMOND CORPORATION (the “Corporation”) will be held at St. Andrews Club and Conference Center, 150 King Street West, 27th Floor, Toronto, Ontario at 10:00 a.m. (Toronto time) on Thursday, June 9, 2011, for the following purposes:

1.	to receive the audited consolidated financial statements of the Corporation for the fiscal year ended January 31, 2011, together with the report of the auditors thereon;

2.	to elect directors;

3.	to appoint auditors and authorize the directors to fix their remuneration; and

4.	to transact such other business as may properly be brought before the Meeting or any adjournment thereof.

The accompanying Management Proxy Circular of the Corporation provides additional information relating to the matters to be dealt with at the Meeting and forms part of this notice.

Shareholders who cannot attend the Meeting in person may vote by proxy. Instructions on how to complete and return the proxy are provided with the proxy form and are described in the Management Proxy Circular. To be valid, proxies must be received by CIBC Mellon Trust Company by mail at P.O. Box 721, Agincourt, Ontario, Canada, M1S 0A1 or by fax to 1-866-781-3111 (toll free) or 416-368-2502, no later than 5:00 p.m. (Toronto time) on June 7, 2011, or if the Meeting is adjourned, no later than 10:00 a.m. (Toronto time) on the last business day preceding the day to which the Meeting is adjourned.

BY ORDER OF THE BOARD

Lyle R. Hepburn
Corporate Secretary
April 18, 2011

HARRY WINSTON DIAMOND CORPORATION
MANAGEMENT PROXY CIRCULAR

All information is as of April 18, 2011 and all dollar figures are in United States dollars, unless otherwise indicated.

Q&A ON PROXY VOTING

Q:	What am I voting on?

A:

Shareholders are voting on the election of directors to the Board of the Corporation, the appointment of auditors for the Corporation and authorizing the directors to fix the remuneration of the auditors.

Q:	Who is entitled to vote?

A:

If you owned your shares as at the close of business on April 18, 2011, you are entitled to vote. Each Common Share is entitled to one vote on those items of business identified in the Notice of Annual Meeting of Shareholders.

Q:	How do I vote?

A:

There are two ways you can vote. You may vote in person at the Meeting, in which case please read the instructions set out after the following question. If you do not plan to attend the Meeting and you are a registered shareholder you may sign the enclosed form of proxy appointing the named persons or some other person you choose, who need not be a shareholder, to represent you as proxyholder and vote your shares at the Meeting. If your shares are held in the name of a nominee (a bank, trust company, securities broker, trustee or other), you will have received from your nominee either a request for voting instructions or a form of proxy for the number of shares you hold. For your shares to be voted, please follow the voting instructions provided by your nominee.

Q:	What if I plan to attend the Meeting and vote in person?

A:

If you are a registered shareholder and plan to attend the Meeting and wish to vote your shares in person at the Meeting, do not complete or return the form of proxy. Your vote will be taken and counted at the Meeting. Please register with the transfer agent, CIBC Mellon Trust Company, upon arrival at the Meeting.

If your shares are held in the name of a nominee, the Corporation may have no record of your shareholdings or of your entitlement to vote unless your nominee has appointed you as proxyholder. Therefore, if you wish to vote in person at the Meeting, insert your own name in the space provided on the request for voting instructions or form of proxy and return it by following the instructions provided to you by your nominee. Do not complete the voting instructions on the form, as you will be voting at the Meeting. Please register with the transfer agent, CIBC Mellon Trust Company, upon arrival at the Meeting.

Q:	Who is soliciting my proxy?

A:

The enclosed form of proxy is being solicited by the management of the Corporation and the associated costs will be borne by the Corporation. The solicitation will be made primarily by mail but may also be solicited personally, by telephone, e-mail, internet, facsimile, or other means of communication by employees of the Corporation.

Q:	What if I sign the form of proxy enclosed with this Management Proxy Circular?

A:

Signing the enclosed form of proxy gives authority to Robert A. Gannicott or Daniel Jarvis, each of whom is a director of the Corporation, or to another person you have appointed, to vote your shares at the Meeting.

Q:	Can I appoint someone other than these directors to vote my shares?

A:	Yes. Write the name of this person, who need not be a shareholder, in the blank space provided in the form of proxy.

It is important to ensure that any other person you appoint is attending the Meeting and is aware that he or she has been appointed to vote your shares. Proxyholders should, upon arrival at the Meeting, present themselves to a representative of CIBC Mellon Trust Company.

Q:	What do I do with my completed proxy?

A:

If you are a registered shareholder, return the proxy to the Corporation’s transfer agent, CIBC Mellon Trust Company, in the envelope provided, or by fax to (416) 368-2502, so that it arrives no later than 5:00 p.m. (Eastern Standard Time) on Tuesday, June 7, 2011 to record your vote. If your shares are held in the name of a nominee, please follow the voting instructions provided by your nominee.

Q:	If I change my mind, can I take back my proxy once I have given it?

A:

Yes. If you change your mind and wish to revoke your proxy, prepare a written statement to this effect. The statement must be signed by you or your attorney as authorized in writing or, if the shareholder is a corporation, under its corporate seal or by an officer or attorney of the corporation duly authorized. This statement must be delivered to the Corporate Secretary of the Corporation at the following address no later than 5:00 p.m. (Eastern Standard Time) on Tuesday, June 7, 2011 or to the Chairman on the day of the Meeting, June 9, 2011, or any adjournment of the Meeting.

Harry Winston Diamond Corporation
c/o 36 Toronto Street, Suite 1000, Toronto, ON, M5C 2C5
Attention:	Lyle R. Hepburn
Fax No.:	416-362-2230

Q:	How will my shares be voted if I give my proxy?

A:

The persons named on the form of proxy must vote for or against or withhold from voting your shares in accordance with your directions, or you can let your proxyholder decide for you. In the absence of such directions, proxies received by management will be voted in favour of the election of directors to the Board and the appointment of auditors.

Q:	What if amendments are made to these matters or if other matters are brought before the Meeting?

A:

The persons named in the form of proxy will have discretionary authority with respect to amendments or variations to matters identified in the Notice of Annual Meeting of Shareholders and with respect to other matters which may properly come before the Meeting. As of the time of printing of this Management Proxy Circular, management of the Corporation knows of no such amendment, variation or other matter expected to come before the Meeting. If any other matters properly come before the Meeting, the persons named in the form of proxy will vote on them in accordance with their best judgment.

Q:	How many shares are entitled to vote?

A:

As of April 18, 2011 (the “Record Date”), there were outstanding 84,520,131 Common Shares of the Corporation. Each registered shareholder has one vote for each Common Share held at the close of business on the Record Date.

To the knowledge of the directors and senior officers of the Corporation, as of date hereof, the following table sets forth the parties who beneficially own, directly or indirectly, or exercise control or direction over voting securities of the Corporation:

Name of Shareholder and Municipality of Residence	Number of Common Shares Owned, Controlled or Directed	% of Outstanding Common Shares
Vanguard Precious Metals and Mining Fund Malvern, PA, USA	8,850,000	10.5%

Q:	How will the votes be counted?

A:	Each question brought before the Meeting is determined by a majority of votes cast on the question. In the case of equal votes, the Chairman of the Meeting is entitled to a second or casting vote.

Q:	Who counts the votes?

A:

The Corporation’s transfer agent, CIBC Mellon Trust Company, counts and tabulates the proxies. This is done independently of the Corporation to preserve the confidentiality of individual shareholder votes. Proxies are referred to the Corporation only in cases where a shareholder clearly intends to communicate with management or when it is necessary to do so to meet the requirements of applicable law.

Q:	If I need to contact the transfer agent, how do I reach them?

A:	You can contact the transfer agent by mail at:

Transfer Agent and Registrar, CIBC Mellon Trust Company
P.O. Box 7010, Adelaide Street Postal Station, Toronto, Ontario M5C 2W9
or by telephone:	416-643-5500 or 1-800-387-0825	Fax:	416-643-5501
E-mail:	inquiries@cibcmellon.com	Website:	www.cibcmellon.com

REPORTING CURRENCY

The reporting currency of the Corporation is the United States dollar. Dollar amounts reported in the various tables in this Management Proxy Circular have been converted from the Canadian dollar as follows:

1.	The Canadian currency exchange rate was obtained from the Bank of Canada closing rates for the applicable date (the “Exchange Rate”). The Exchange Rates applied were as follows:

(a)	the Exchange Rate for February 1, 2010 (the “Year-Beginning Exchange Rate”) was 0.9413;
(b)	the Exchange Rate for January 31 , 2011 (the “Year-End Exchange Rate”) was 0.9985;
(c)	the Exchange Rate for March 31, 2011 (the “March Exchange Rate”) was 1.0314;
(d)	the average Exchange Rate for the fiscal period February 1, 2010 to January 31, 2011 (the “Average Exchange Rate”) was 0.9743; and
(e)	the Exchange Rate for February 1, May 1, August 1, and November 1, 2010 (the “Quarterly Exchange Rate” was 0.9413, 0.9844, 0.9725 and 0.9842, respectively.

2.	The dollar amounts shown for DSUs granted to directors represent the Canadian dollar amount credited to their respective accounts on a quarterly basis converted using the Quarterly Exchange Rate.

3.	The cash retainers paid to directors represent the Canadian dollar amount paid to them on a quarterly basis converted using the Quarterly Exchange Rate.

4.	The value of shares and options held by directors was converted using the March Exchange Rate.

5.	The value of RSUs granted to Named Executive Officers was converted using the Exchange Rate at the date of the grant.

6.	The value of outstanding RSUs of Named Executive Officers was converted using the Year-End Exchange Rate

7.	Cash compensation paid to Named Executive Officers, and in respective consulting services referred to herein, was converted using the Average Exchange Rate.

BUSINESS OF THE MEETING

Financial Statements

The Consolidated Financial Statements for the year ended January 31, 2011 are included in the 2011 Annual Report.

Election of Directors

The Articles of the Corporation provide that the minimum number of directors shall be three and the maximum number shall be 12. There are currently nine directors. The directors of the Corporation are elected annually and hold office until the next annual meeting of shareholders or until their successors in office are duly elected or appointed, unless a director’s office is earlier vacated in accordance with the by-laws of the Corporation or the Canada Business Corporations Act, or he or she becomes disqualified to act as a director.

The Board of Directors of the Corporation (the “Board”) has fixed the number of directors to be elected at the Meeting at nine. It is proposed that the persons set out herein be nominated for election as directors of the Corporation for the ensuing year. On January 14, 2009, the Board adopted a majority voting policy. A full description of the majority voting policy is included in Schedule 1 of this Management Proxy Circular.

Management does not contemplate that any of the persons proposed to be nominated will be unable to serve as a director. If prior to the Meeting any of such nominees is unable or unwilling to serve, the persons named in the accompanying form of proxy will vote for another nominee or nominees in their discretion if additional nominations are made at the Meeting.

Unless a proxy specifies that the Common Shares it represents should be withheld from voting in respect of the election of directors or voted in accordance with the specification in the proxy, the persons named in the enclosed form of proxy intend to vote FOR the election of the nominees whose names are set out in this Management Proxy Circular.

The list of directors and their biographies can be found in this Management Proxy Circular on pages 9 to 12 (see “Nominees for Election to Board of Directors”). Information regarding Director Compensation can be found in this Management Proxy Circular on pages 12 to 15 (See “Compensation of Directors”, “Director Summary Compensation Table” and “Incentive Plan Awards). Each director's attendance at Board and Committee meetings can be found in this Management Proxy Circular on page 16 (see “Board of Directors Meetings Held and Attendance of Directors”).

To the knowledge of the Corporation, no director of the Corporation is, or has been in the last 10 years, (a) a director, chief executive officer or chief financial officer of a company that (i) while that person was acting in that capacity, was the subject of a cease trade order or similar order (including a management cease trade order) or an order that denied the issuer access to any exemptions under Canadian securities legislation, for a period of more than 30 consecutive days, or (ii) after that person ceased to act in that capacity, was subject of a cease trade or similar order or an order that denied the issuer access to any exemption under Canadian securities legislation, for a period of more than 30 consecutive days which resulted from an event that occurred while that person acted in such capacity, or (b) a director or executive officer of a company that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or (c) become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold its assets.

Appointment of Auditors

Shareholders will be asked to vote for the reappointment of KPMG LLP, as auditors of the Corporation for the ensuing year, and to authorize the directors of the Corporation to fix their remuneration. A simple majority of the votes cast at the Meeting must be voted in favour thereof.

Fees paid to KPMG LLP during the years ended January 31, 2011 and 2010 were as follows:

	2011 (US$)	2010 (US$)
Audit Fees(1)	1,622,777	1,589,378
Audit Related Fees(2)	162,026	20,102
Tax Fees(3)	121,379	195,602
All other Fees(4)	4,871	60,456
Total	1,911,053	1,865,538

(1)	Includes audit and review services.
(2)	Includes SOX 404 work, IFRS audit work and various audit services required as per legal obligations.
(3)	Primarily tax advisory services.
(4)	Includes IFRS consultation and review of annual meeting materials.

In the past the directors have negotiated with the auditors of the Corporation on an arm’s length basis to determine the fees to be paid to the auditors. Such fees have been based on the nature and complexity of the matters in question, and the time incurred by the auditors.

The Audit Committee has adopted a policy that requires pre-approval by the Audit Committee of audit services and other services within permissible categories of non-audit services greater than Cdn$100,000.

The Audit Committee has considered whether the magnitude and nature of these services is compatible with maintaining the independence of the external auditors, and has determined that the independence of the external auditors is maintained.

Other Matters

Management does not know of any other matters to be presented to the Meeting. If other matters should be properly presented at the Meeting, the persons named in the accompanying form of proxy will vote the Common Shares represented by such proxy with respect to such matters in accordance with their best judgment.

BOARD OF DIRECTORS

Nominees for Election to the Board of Directors

The following are the nominees for election to the Board of the Corporation:

Name of Director	Biography

Matthew W. Barrett(3)(5)
Director since January 15, 2008
Common Shares(2): 5,000
Stock Options: Nil
Deferred Share Units: 38,444
Value of Shares(6): US$80,549
Independent(1):

Areas of Expertise
      Finance and Management
      International Business

Matthew W. Barrett, age 66, of Oakville, Ontario, is the former Chairman and CEO of Barclays PLC. He began his career at the Bank of Montreal in 1962 and built a career at the bank where he held a variety of management positions in international banking and treasury during his 37 year tenure. He was appointed President and Chief Operating Officer in 1987. In 1989, he was appointed Chief Executive Officer and was named Chairman and Chief Executive Officer in 1990. In 1999, Mr. Barrett accepted the position of Group Chief Executive of Barclays Bank PLC and was appointed Chairman in 2004. Mr. Barrett was previously a member of the Federal Reserve Bank of New York International Advisory Committee and previously served on the board of directors of Molson, Inc., and Seagram Corporation. He currently serves on the board of directors of Goldman Sachs Bank USA, Whittington Investments Limited, and Samuel, Son & Co. Ltd. He also serves on the Advisory Board of National Bank of Kuwait. He is an officer of the Order of Canada.

Micheline Bouchard(4)(5) Director since January 15, 2008 Common Shares(2)(8): 4,000 Stock Options: Nil Deferred Share Units: 31,333 Independent(1): Areas of Expertise Technology International Business

Micheline Bouchard, age 63, of Montreal, Quebec, Canada, is the former President and Chief Executive Officer of ART Advanced Research Technologies, a biomedical company based in Montreal. Prior to that, Ms. Bouchard was Global Corporate Vice-President of Motorola Inc. in the US after serving as President and Chief Executive Officer of Motorola Canada in Toronto. In addition, Ms. Bouchard served as a Vice President of business development Canada and Vice President of Quebec operations during her tenure at Hewlett-Packard Canada, Ltd. She holds a Bachelor's degree in Engineering Physics and a Master's Degree in Electrical Engineering, both from Polytechnique, Montreal. She currently serves on the board of directors of Telus Corporation. She is a member of the Order of Canada.

David Carey(4) Director since September 1, 2010 Common Shares(2): Nil Stock Options: Nil Deferred Share Units: 6,298 Independent(1): Areas of Expertise Marketing Media and Entertainment

David Carey, age 50, of Scarsdale, New York, USA, is currently the President of Hearst Magazines. Previously, Mr. Carey was group president at Condé Nast, where he served as a member of the company’s executive committee and co-lead on all business development efforts, and in other positions at Condé Nast since 1995. Prior to that, he held business development and marketing positions at Hearst Magazines before becoming the founding publisher of SmartMoney in 1992. Mr. Carey currently serves on the Executive Committees of the American Advertising Federation and the Magazine Publishers of America. He is also a board member of the Young Presidents’ Organization and a member of the CUNY Graduate School of Journalism Advisory Committee. Mr. Carey is a graduate of UCLA.

Name of Director	Biography

Robert A. Gannicott
Chairman and Chief Executive Officer
Director since June 19, 1992
Common Shares(2): 1,114,050
Stock Options: 1,126,000
Value of Shares(6): US$17,947,051
Value of Options(7): US$3,694,080
Not Independent-Management(1):

Areas of Expertise
      Luxury Goods Industry
      Metals and Mining

Robert A. Gannicott, age 63, of Toronto, Ontario, Canada, was appointed the Chief Executive Officer of the Corporation in September 1999, and was appointed Chairman of the Board on June 22, 2004. A geologist, Mr. Gannicott has worked extensively in the Northwest Territories and in Greenland. He has chaired the OSC/CIMM Committee to establish reporting guidelines for the diamond industry. He currently serves on the board of The Canadian Polar Commission and Capricorn Resources Ltd., a wholly owned subsidiary of Cair Energy Plc.

Noel Harwerth(3)(4)
Director since June 4, 2008
Common Shares(2): 5,000
Stock Options: Nil
Deferred Share Units: 14,783
Value of Shares(6): US$80,549
Independent(1):

Areas of Expertise
      Finance and Management
      International Business

Noel Harwerth, age 63, of London, England, served as Chief Operating Officer of Citibank International PLC from 1998 to 2003. Prior to that, she served as Chief Tax Officer of Citigroup, Dun & Bradstreet Corporation and Kennecott Copper Corporation. She holds a Jurisdoctor degree from the University of Texas Law School. She currently serves on the board of directors of Royal & Sun Alliance Insurance, Logica Group, Impellam Group plc and is Deputy Chairman of Sumitomo Mitsubishi Banking Europe. Mrs. Harwerth was appointed by the U.K. Government to the Horserace Totalisator Board.

Daniel Jarvis(3)(5)
Director since June 4, 2008
Common Shares(2): 4,000
Stock Options: Nil
Deferred Share Units: 24,717
Value of Shares(6): US$64,439
Independent(1):

Areas of Expertise
      Finance and Management
      Telcom Services
      Risk Management

Daniel Jarvis, age 60, of Vancouver, British Columbia, Canada, served as Vice-Chair and Chief Financial Officer of Concert Properties Ltd., a real estate development and investment firm from 2009 to 2011. From 1989 to 2007 Mr. Jarvis held a number of senior executive positions with Intrawest Corporation; including Executive Vice President and Chief Financial Officer. Mr. Jarvis was instrumental in taking Intrawest public in 1990 and guided the financial strategy of the company as it grew from a regional multi-family real estate developer to become North America's largest resort developer and a leading operator of year-round resorts. Previously, Mr. Jarvis had been Chief Financial Officer of BCE Development Corporation and Treasurer of BCE, Canada's largest telecommunications company. Mr. Jarvis has served on the boards of Concert Properties Ltd., Intrawest Corporation, BCE Development Corporation, New Brunswick Telephone Limited, the Canada Tourism Commission and BC Pavilion Corporation. He holds a Bachelor's degree in Economics from Queen’s University and an MBA from Harvard University.

Name of Director	Biography

Jean-Marc Loubier(3)
Director since December 9, 2010
Common Shares(2): Nil
Stock Options: Nil
Deferred Share Units: 2,762
Independent(1):

Areas of Expertise
      Global Management and
      International Business
      Brand and Product Management
      Retail
      Luxury

Jean-Marc Loubier, age 55, of Paris, France, is the Chief Executive Officer of HKL Holdings, a company conducting reorganizations and facilitating repositioning processes of international companies in Europe and Asia. Mr. Loubier is a non-executive independent director of Trinity Ltd. and participated in the process of the company listing on the Hong Kong Stock Exchange in November of 2009. Prior to joining HKL, Mr. Loubier was the Chief Executive Officer of ESCADA AG, a company listed on the Frankfurt Stock Exchange, from June 2007 to June 2008 and was a member of its supervisory board and chairman of its strategy committee since November 2006. He had held key managing positions for 16 years in the LVMH Group. Mr. Loubier joined Louis Vuitton Malletier in 1990 as Director of Communications, and was later the Executive Vice President until 2000. He was the President and Chief Executive Officer of Celine from 2000 to 2006. Mr. Loubier was a board member of Comite Colbert, French Association of Luxury Companies from 2000 to 2006. Mr. Loubier has profound international experience in the luxury, fashion and retail industries. Mr. Loubier graduated from Institut d’ Etudes Politiques de Paris, France, and obtained a Master of Business Administration degree from HEC (Hautes Etudes Commerciales), France, in 1983.

Laurent E. Mommeja(4)(5)
Director since June 22, 2004
Common Shares(2): Nil
Stock Options: Nil
Deferred Share Units: 10,864
Independent(1):

Areas of Expertise
      International Business
      Luxury Goods Industry
      Marketing

Laurent E. Mommeja, age 55, of Paris, France, has extensive marketing experience in the luxury goods industry. He currently sits on the Management Board of Emile Hermes SARL the Active Partner of Hermes International SCA. He was the Managing Director of Hermès Maison and President of La Compagnie des Arts de la Table, a subsidiary of Hermès International. Previously, he was the Europe and Middle East Director of Hermès International. Prior to that, Mr. Mommeja lived in the United States for 14 years where his last assignment for 8 years was President and CEO of Hermès Paris Inc., the US subsidiary of Hermès International. Mr. Mommeja has had assignments in various different countries during his 29 years with Hermès. He also sits on the boards of Emile Hermès SARL, Hermès Sellier SA and Alain Ducasse Group.

J. Roger B. Phillimore
Director since November 17, 1994
Common Shares(2): 25,000
Stock Options: 90,000
Deferred Share Units: 51,136
Value of Shares(6): US$402,743
Value of Options(7): US$0
Not Independent(1):

Areas of Expertise
      International Business
      Metals and Mining

J. Roger B. Phillimore, age 61, of London, England, is a corporate director and advisor to companies primarily in the natural resource industry. He is the Chairman of Lonmin plc, a mining corporation based in Britain. Prior to 1993, he was Joint Managing Director of Minorco S.A.

(1)

“Independent” refers to the standards of independence established under Section 1.2 of Canadian Securities Administrators’ (“CSA”) National Instrument 58-101 – Disclosure of Corporate Governance Practices, Section 1.4 of the CSA National Instrument 52-110 – Audit Committees and Section 303A.02 of the New York Stock Exchange Listed Company Manual, Section 301 of the Sarbanes-Oxley Act of 2002 (“SOX”). The Board, in its annual review of Director independence, considers employment status of the Director (and his or her spouse and children, if applicable), other board memberships, company shareholdings and business relationships, to determine whether there are any circumstances which might interfere with a Director’s ability to exercise independent judgment. J. Roger B. Phillimore is not independent because of his previous consulting arrangement with the Corporation which terminated on January 31, 2010. He will remain so until January 31, 2014.

(2)

“Common Shares” refers to the number of Common Shares of the Corporation owned by each nominee for election as director and includes all Common Shares beneficially owned, directly or indirectly, or over which such nominee exercised control or direction. Such information, not being within the knowledge of the Corporation, has been furnished by the respective directors individually.

(3)	Member of the Audit Committee.
(4)	Member of the Human Resources & Compensation Committee.
(5)	Member of the Nominating & Corporate Governance Committee.
(6)

“Value of Shares” represents the total market value of the Common Shares and deferred share units (“DSUs”) held by each nominee. Value is determined by multiplying the number of Common Shares and DSUs held by each nominee as of March 31, 2011 by the closing price of the Corporation’s Common Shares on the TSX on such date (Cdn$15.62) (in this section the “Closing Price”), converted at the March Exchange Rate.

(7)

“Value of Options” represents the total market value of the unexercised stock options held by each nominee. The value is determined by multiplying the number of unexercised options held by each nominee as of March 31, 2011 by the difference between the Closing Price on the TSX and the exercise price of such options, converted at the March Exchange Rate.

(8)	Micheline Bouchard acquired 4,000 Common Shares on April 8, 2011 at an average purchase price of Cdn$16.7318 per common share, and accordingly no value was attributed as of March 31, 2011.

Compensation of Directors

The Board, on the recommendation of the Nominating & Corporate Governance Committee, reviews and approves changes to the Corporation’s director compensation arrangements from time to time to ensure they remain competitive in light of the time commitments required from directors and aligned directors’ interests with those of the Shareholders. Directors who are not officers or employees of the Corporation or any of its subsidiaries are compensated for their services as directors through a combination of retainer and meeting fees and DSUs.

The Corporation's policy with respect to directors' compensation was developed by the Nominating & Corporate Governance Committee with reference to comparative data and guidance from the Corporation's compensation consultants, Meridian Compensation Partners LLC, previously Hewitt Associates LLC (“Meridian”). The directors’ compensation, currently payable in four equal quarterly installments, for the fiscal year ended January 31, 2011 (“Fiscal 2011”) was as follows:

  Cash retainer of Cdn$60,000, all or portions of 25%, 50% or 75% of which, at the election of a director, may be taken in the form of DSUs (see “Deferred Share Unit Plan” on page 14)
  Annual Chairman's retainer for Audit Committee of Cdn$15,000, and annual Chairman's retainer for other committees of Cdn$5,000
  Initial grant of 2,500 DSUs
  Annual grant of 1,500 DSUs
  Meeting fees of Cdn$1,500 for Board and Committee meetings, with an additional Cdn$1,500 for directors traveling from outside the province, in the case of meetings in Ontario, or directors required to travel to meetings outside Ontario and outside their place of residence
  Reimbursement of meeting expenses

The directors’ compensation was thoroughly reviewed on April 5, 2004 and was, at that time, instituted essentially in the same form as it exists today, with the exception of the initial and annual DSU grants which were increased by 500 on January 16, 2007. At the time of the review of directors’ compensation, the value of a DSU was approximately Cdn$41.20 and at the time of the quarterly grants in Fiscal 2011 averaged approximately Cdn$11.87. Accordingly, the directors’ compensation has declined since its institution in 2004.

No changes in the amount of director compensation (annual cash retainers and annual DSU grants) have been made since 2007. On April 6, 2011, the Nominating & Corporate Governance Committee recommended, and the Board approved, an annual retainer of Cdn$20,000 for the Lead Director, and increased the annual retainer for the Chairman of the Human Resources & Compensation Committee from Cdn$5,000 to Cdn$10,000. The Nominating & Corporate Governance Committee also asked Meridian to review the current total compensation opportunity for directors and provide a recommendation to the Committee.

Director Summary Compensation Table

The following table sets forth the compensation awarded, paid to or earned by the directors of the Corporation during Fiscal 2011. Directors of the Corporation who are also officers or employees of the Corporation are not compensated for service on the Board.

Name	Fees Earned (US$)(4)	Share- Based Awards (US$)	Option- Based Awards (US$)	Non-Equity Incentive Plan Compensation (US$)	Pension Value (US$)	All Other Compensation (US$)	Total (US$)
Matthew W. Barrett	84,275	17,290	Nil	Nil	Nil	Nil	101,565
Thomas M. Boehlert(1)	33,613	7,812	Nil	Nil	Nil	Nil	41,425
Micheline Bouchard	92,557	17,290	Nil	Nil	Nil	Nil	109,847
David Carey(2)	37,997	24,847	Nil	Nil	Nil	Nil	62,844
Noel Harwerth	101,569	17,290	Nil	Nil	Nil	Nil	118,859
Daniel Jarvis	103,030	17,290	Nil	Nil	Nil	Nil	120,320
Jean-Marc Loubier(3)	16,076	14,349	Nil	Nil	Nil	Nil	30,425
Laurent E. Mommeja	87,685	17,290	Nil	Nil	Nil	Nil	104,975
J. Roger B. Phillimore	77,455	17,290	Nil	Nil	Nil	Nil	94,745

(1)	Resigned as a member of the Board on September 28, 2010. All director compensation payable to Mr. Boehlert was paid to his employer, Kinross Gold Corporation (“Kinross”).
(2)	Elected to the Board on September 1, 2010.
(3)	Elected to the Board on December 9, 2010.
(4)	Fees Earned are converted at the Average Exchange Rate.

The breakdown of the Fees Earned for the non-executive directors and the percentage of the Total Fees taken in DSUs is as follows (all amounts converted to US dollars using the Average Exchange Rate):

Directors	Board Retainer (US$)	Committee Chair Retainer (US$)	Board Meeting Fees (US$)	Committee Meeting Fees (US$)	Travel Fees (US$)	Total Fees Earned (US$)	% and Value of Retainer & Meeting Fees Taken in DSUs
							%	(US$)
Matthew W. Barrett(1)	58,457	2,436	10,230	11,691	1,461	84,275	100	84,275
Thomas M. Boehlert(2)	29,228	N/A	4,385	N/A	Nil	33,613	100	33,613
Micheline Bouchard	58,457	4,871	13,153	10,230	5,846	92,557	0	Nil
David Carey(3)	29,228	N/A	5,847	1,461	1,461	37,997	100	37,997
Noel Harwerth(4)	58,457	10,961	13,153	11,691	7,307	101,569	25	25,392
Daniel Jarvis(5)	58,457	10,961	13,153	13,152	7,307	103,030	50	51,515
Jean-Marc Loubier(6)	14,615	N/A	1,461	N/A	Nil	16,076	50	8,038
Laurent E. Mommeja	58,457	N/A	13,153	8,768	7,307	87,685	0	Nil
J. Roger B. Phillimore	58,457	N/A	13,153	N/A	5,845	77,455	0	Nil

(1)	Chair of the Nominating & Corporate Governance Committee until June 2, 2010.
(2)	Resigned as a member of the Board on September 28, 2010. All director compensation payable to Mr. Boehlert was paid to his employer, Kinross.
(3)	Elected to the Board on September 1, 2010.
(4)	Elected the Chair of the Audit Committee on June 2, 2010.
(5)	Chair of the Audit Committee until June 2, 2010. Elected the Chair of the Nominating & Corporate Governance Committee on June 2, 2010.
(6)	Elected to the Board on December 9, 2010. Effective February 1, 2011, Mr. Loubier has elected to take 100% of his director compensation in DSUs.

Deferred Share Unit Plan

Effective as of February 1, 2004, the Corporation adopted a Deferred Share Unit Plan (the “DSU Plan”) for its directors. On September 1, 2010, the DSU Plan was amended to be compliant with the requirements of Section 409A of the United States Internal Revenue Code of 1986, as amended, and regulations and guidance issued thereunder.

DSUs granted under the DSU Plan vest immediately, but are only redeemable upon retirement from the Board, or upon death. Directors may also elect to take all or a portion of their annual retainer and meeting fees in the form of DSUs. When a dividend is paid on the Corporation’s Common Shares, each director’s DSU account is allocated additional DSUs equal in value to the dividend paid on an equivalent number of the Corporation’s Common Shares. The value of the DSUs credited to a director is payable after he or she ceases to serve as a director of the Corporation. The value is calculated by multiplying the number of DSUs in the director’s account by the market value of a Common Share of the Corporation at the time of payment. With the introduction of the DSU Plan, a decision was made to discontinue stock option grants to the non-executive directors.

During Fiscal 2011, non-executive directors received an annual grant of 1,500 DSUs under the DSU Plan. Non-executive directors receive an initial grant of 2,500 DSUs when they are first appointed to the Board, and an annual grant of 1,500 DSUs, both payable quarterly.

Evaluation of Board Performance

An annual formal Board, Committee and individual director evaluation, including a peer review, is conducted. This evaluation is conducted firstly by having Board members complete a written survey which is designed to assess the Board’s effectiveness as a whole, and the effectiveness and contribution of its committees and individual directors. These surveys are sent to the Lead Director, and a summary of the responses is compiled. At the Board meeting in January, 2011, the Lead Director summarized the results of the survey for fiscal 2011.

Share Ownership Guidelines

The Corporation has adopted share ownership guidelines for directors, which require each director to own Common Shares of the Corporation, or hold awarded DSUs, having an aggregate cost basis of Cdn$200,000 within five years of joining the Board. All of the directors have complied with the share ownership guidelines, with the exception of David Carey and Jean-Marc Loubier, who are in the process of complying, both of whom were elected to the Board in 2010. The following table sets forth the equity ownership of each director in the Corporation as of January 31, 2011:

Directors	Years of Service	Value of Common Shares (Cdn$)(1)	Value of DSUs (Cdn$)(1)	Total (Cdn$)
Matthew W. Barrett	3 Years	54,150	412,287	466,437
Micheline Bouchard(2)	3 Years	N/A	335,275	335,275
David Carey(3)	7 Months	N/A	57,377	57,377
Robert A. Gannicott	17 Years	8,960,417	N/A	8,960,417
Noel Harwerth	3 Years	54,150	156,039	210,189
Daniel Jarvis(4)	3 Years	10,830	263,624	274,454
Jean-Marc Loubier(3)	4 Months	N/A	19,082	19,082
Laurent E. Mommeja(5)	7 Years	N/A	113,596	113,596
J. Roger B. Phillimore	16 Years	270,750	549,742	820,492

(1)	Based on the last trade of the Common Shares on the TSX prior to the close of business on January 31, 2011, of Cdn$10.83.
(2)	Micheline Bouchard acquired 4,000 Common Shares of the Corporation on April 8, 2011.
(3)	In the process of complying with the share ownership guidelines.
(4)	Daniel Jarvis acquired an additional 3,000 Common Shares of the Corporation on March 28, 2011.
(5)	Mr. Mommeja has qualified with the share ownership guidelines of the Corporation, as his adjusted cost base of his DSUs is the sum of Cdn$314,600.

Incentive Plan Awards

Outstanding Share-Based Awards and Option-Based Awards

Name	Option-Based Awards				Share-Based Awards
	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price (Cdn$)	Option Expiration Date (M/D/Y)	Value of Unexercised In- the-Money Options (US$)(1)	Number of Shares or Units of Shares that Have Not Vested (#)	Market or Payout Value of Share- Based Awards that Have Not Vested (US$)
Matthew W. Barrett	Nil	N/A	N/A	N/A	Nil	Nil
Thomas M. Boehlert	Nil	N/A	N/A	N/A	Nil	Nil
Micheline Bouchard	Nil	N/A	N/A	N/A	Nil	Nil
David Carey	Nil	N/A	N/A	N/A	Nil	Nil
Noel Harwerth	Nil	N/A	N/A	N/A	Nil	Nil
Daniel Jarvis	Nil	N/A	N/A	N/A	Nil	Nil
Jean-Marc Loubier	Nil	N/A	N/A	N/A	Nil	Nil
Laurent E. Mommeja	Nil	N/A	N/A	N/A	Nil	Nil
J. Roger B. Phillimore	65,000 25,000	23.35 26.45	02/05/2012 04/17/2013	Nil Nil	Nil	Nil

(1)	Based on the last trade of the Common Shares on the TSX prior to the close of business on January 31, 2011, of Cdn$10.83.

Incentive Plan Awards – Value Vested or Earned During the Year

Name	Option-Based Awards – Value Vested During the Year (US$)	Share-Based Awards – Value Vested During the Year (US$)(1)	Non-Equity Incentive Plan Compensation – Value Earned During the Year (US$)
Matthew W. Barrett	Nil	17,290	Nil
Thomas M. Boehlert	Nil	7,812	Nil
David Carey	Nil	24,847	Nil
Micheline Bouchard	Nil	17,290	Nil
Noel Harwerth	Nil	17,290	Nil
Daniel Jarvis	Nil	17,290	Nil
Jean-Marc Loubier	Nil	14,349	Nil
Laurent E. Mommeja	Nil	17,290	Nil
J. Roger B. Phillimore	Nil	17,290	Nil

(1)	These amounts represent the annual grants of DSUs converted at the Quarterly Exchange Rate, and do not include director compensation the directors have elected to take in the form of DSUs.

Meetings Held and Attendance of Directors

The information presented below reflects meetings of the Board and Committees held and attendance of the directors proposed for election for Fiscal 2011. Robert A. Gannicott and J. Roger B. Phillimore, were not members of any of the Corporation's Committees during the year.

Summary of Board and Committee Meetings Held

	Scheduled Meetings	Unscheduled Meetings (called on short notice)	Total
Board of Directors	7	2	9
Audit Committee	5	0	5
Nominating & Corporate Governance Committee	3	0	3
Human Resources & Compensation Committee	3	1	4

Summary of Attendance of Directors

	Board Meetings Attended	Committee Meetings Attended
		Audit	Nominating & Corporate Governance	Human Resources & Compensation
Matthew W. Barrett(1)	7 of 9	5 of 5	3 of 3	N/A
Micheline Bouchard	9 of 9	N/A	3 of 3	4 of 4
David Carey(2)(3)	4 of 5	N/A	N/A	1 of 1
Robert A. Gannicott	9 of 9	N/A	N/A	N/A
Noel Harwerth(3)(4)	9 of 9	5 of 5	1 of 1	2 of 2
Daniel Jarvis(3)(4)	9 of 9	5 of 5	2 of 2	2 of 2
Jean-Marc Loubier(5)	1 of 1	N/A	N/A	N/A
Laurent E. Mommeja(4)	9 of 9	N/A	2 of 2	4 of 4
J. Roger B. Phillimore	9 of 9	N/A	N/A	N/A

(1)	One of the Board meetings missed by Mr. Barrett was an unscheduled meeting.
(2)	Elected to the Board on September 1, 2010.
(3)

The Human Resources & Compensation Committee consisted of the following members on February 1, 2010: Micheline Bouchard, Daniel Jarvis and Laurent E. Mommeja. On June 2, 2010, the Committee was reconstituted and Noel Harwerth took the place of Daniel Jarvis. On September 1, 2010 the number of Committee members was increased from three to four and David Carey was appointed to the Committee.

(4)

The Nominating & Corporate Governance Committee consisted of the following members on February 1, 2010: Micheline Bouchard, Matthew W. Barrett and Noel Harwerth. On June 2, 2010, the Committee was reconstituted and the number of Committee members was increased from three to four. Noel Harwerth resigned as a member of the Committee and Laurent Mommeja and Daniel Jarvis were appointed members of the Committee.

(5)	Elected to the Board on December 9, 2010 and was elected a member of the Audit Committee on January 12, 2011, however no meetings of the Audit Committee have been held since his appointment.

Directors’ and Officer’s Liability Insurance

The Corporation maintains a directors' and officers' liability insurance program with a total limit of US$60,000,000 that is subject to deductibles between US$100,000 and US$250,000. The policy is renewed annually. The current policy has an annual premium of US$626,640 and expires September 30, 2011.

The policy provides protection to directors and officers against liability incurred by them in their capacities as directors and officers of the Corporation and its subsidiaries. The policy also provides protection to the Corporation for claims made against directors and officers for whom the Corporation has granted directors and officers indemnity, as is required or permitted under applicable statutory or by-law provisions.

Retirement Policy

The Corporation does not have a retirement policy in place for the directors.

CORPORATE GOVERNANCE DISCLOSURE

The Corporation is listed on the TSX and on the New York Stock Exchange (the “NYSE”). The Corporation is required to comply with the Sarbanes-Oxley Act of 2002, the rules adopted by the United States Securities and Exchange Commission (“SEC”) pursuant to that Act, and the NYSE corporate governance rules as they apply to foreign private issuers. The Canadian Securities Administrators (“CSA”) has also adopted rules relating to audit committees and disclosure of corporate governance practices under National Instrument 52-110 – Audit Committees (“NI52-110”) and National Instrument 58-101 –Disclosure of Corporate Governance Practices (“NI58-101”).

The Corporation has complied with Section 5.1 of NI52-110, and the disclosure required by Form 52-110F1 is included in the Corporation’s Annual Information Form under Item 8 – Audit Committee.

The Corporation has amended its governance practice as regulatory changes have come into effect in recent years and will continue to follow regulatory changes and consider amendments to its governance practices as appropriate. The disclosure required pursuant to Form 58-101F1 of NI58-101 is set out in Schedule 1 of this Management Proxy Circular.

REPORT OF THE AUDIT COMMITTEE

The Audit Committee is appointed by the Board to assist the Board in fulfilling its oversight responsibilities with respect to the integrity of financial statements, compliance with legal and regulatory requirements, the qualifications of the independent auditors and their performance, the performance of the internal audit function.

In the fiscal year, both the Audit Committee and the Nominating & Corporate Governance Committee reviewed the Audit Committee Charter and made recommendations to update it in accordance with best practices and with applicable laws and rules of the stock exchanges on which the Corporation's securities are listed. These recommendations were approved by the Audit Committee on December 9, 2010, and by the Nominating & Corporate Governance Committee on January 12, 2011. The Charter is attached as Appendix 1 to the Corporation’s Annual Information Form, and is available on the Corporation's website.

To assist in the timely fulfillment of its Charter, the Audit Committee approved a detailed Work Plan for the fiscal year. The Work Plan prescribed actions to be taken at each of the scheduled meetings of the Committee. In the course of following the Work Plan, the Committee:

  reviewed with management and the independent auditors the Corporation’s Quarterly and Annual Financial Statements and Management’s Discussion and Analysis. The Committee approved the Corporation’s Quarterly Financial Statements and accompanying Management’s Discussion and Analysis, and approved and recommended for approval by the Board the Annual Financial Statement and Annual Management’s Discussion and Analysis. The Committee concluded that these documents were complete, and fairly presented in accordance with generally accepted accounting principals that were consistently applied;
  arranged for and reviewed the reports provided to the Committee by management and the independent auditors on the Corporation’s internal control environment as it pertains to the Corporation’s financial reporting process and controls;
  reviewed and discussed significant financial risks or exposures and assessed the steps management had taken to monitor, control, report and mitigate such risks to the Corporation;
  reviewed the effectiveness of the overall process for identifying the principal risks affecting the achievement of business plans, and provided the Committee’s view to the Board;
  reviewed legal and regulatory matters that could have a material impact on the interim or annual financial statements, related corporation compliance policies, and programs and reports received from regulators or governmental agencies;
  reviewed policies and practices with respect to hedging activities;
  met on a regular basis with the independent auditors without management present, and arranged for the independent auditors to be available to attend Committee meetings;

  reviewed and discussed with the independent auditors all significant relationships that the independent auditors and their affiliates had with the Corporation and its affiliates in order to determine independence;
  reviewed and evaluated the performance of the independent auditors and the lead partner of the independent auditors’ team, made a recommendation to the Board regarding the reappointment of the independent auditors at the annual meeting of the Corporation’s shareholders, the terms of engagement of the independent auditors, together with their proposed fees, independent audit plans and results, and the engagement of the independent auditors to perform non-audit services, together with the fees therefor, and the impact thereof, on the independence of the independent auditors;
  reviewed the Internal Audit Department Charter and submitted it to the Nominating & Corporate Governance Committee for approval; and
  approved its report for disclosure in this Management Proxy Circular.

The Committee is satisfied that it has appropriately fulfilled its mandate for Fiscal 2011.

This report has been approved by the members of the Audit Committee: Noel Harwerth (Chair), Matthew W. Barrett, Daniel Jarvis and Jean-Marc Loubier.

REPORT OF THE HUMAN RESOURCES & COMPENSATION COMMITTEE

The primary functions of the Human Resources & Compensation Committee are to assist the Board in carrying out its responsibilities by reviewing compensation and human resources issues and to make recommendations to the Board as appropriate.

In 2011, both the Human Resources & Compensation Committee and the Nominating & Corporate Governance Committee reviewed the Human Resources & Compensation Committee Charter and made recommendations to update it in accordance with best practices and with applicable laws and rules of the stock exchanges on which the Corporation's securities are listed. These recommendations were approved by the Human Resources & Compensation Committee and the Nominating & Corporate Governance Committee on January 12, 2011. The Charter is available on the Corporation's website.

To assist in the timely fulfillment of its Charter, the Human Resources & Compensation Committee approved a detailed Work Plan for 2010. The Work Plan prescribed actions to be taken at each of the scheduled meetings of the Committee. In the course of following the Work Plan, the Committee:

  reviewed and submitted to the Board:
  the Corporation’s overall executive compensation strategy;
  the corporate compensation plan and benefit plans including proposed salary ranges, merit increases, annual incentive bonuses, stock options, Restricted Share Units, long term incentive plan and any other form of compensation;
  the Chief Executive Officer’s recommendation for salaries, annual incentive bonuses, budgets, organization and manpower plans, and succession planning for the Chief Executive Officer and his direct reports;
  performance appraisals and overall compensation as recommended by the Chief Executive Officer for senior officers earning in excess of Cdn$250,000;
  after consultation with the Chief Executive Officer, the appointment of new officers;
  the objectives, performance appraisal and compensation of the Chief Executive Officer;
  the consultant’s performance and re-appointment;
  the metrics for the balanced scorecard for Fiscal 2011 for determining the short term incentive program for the Chief Executive Office and his direct reports;
  approved and reported to the Board the terms of new employment contracts with senior management, including termination benefits;

  reviewed and assessed management development programs to enhance individual effectiveness and preparedness for greater responsibilities;
  reviewed its performance, and reported to the Board thereon;
  reviewed, and recommended to the Board, the “Compensation Discussion and Analysis” included in this Management Proxy Circular; and
  approved its report for disclosure in this Management Proxy Circular;

The Committee is satisfied that it has appropriately fulfilled its mandate for Fiscal 2011.

This report has been approved by the members of Human Resources & Compensation Committee: Micheline Bouchard (Chair), David Carey, Noel Harwerth and Laurent E. Mommeja.

REPORT OF THE NOMINATING & CORPORATE GOVERNANCE COMMITTEE

The mandate of the Nominating & Corporate Governance Committee is to manage the corporate governance system for the Board, to assist the Board in fulfilling its duty to meet the applicable legal, regulatory and self-regulatory business principles and applicable codes of best practice of corporate behaviour and conduct for comparable issuers and to recommend to the Board the director nominees to be put before the shareholders at each annual meeting.

In 2011, the members of the Nominating & Corporate Governance Committee reviewed its Charter and made recommendations to update it in accordance with best practices and with applicable laws and rules of the stock exchanges on which the Corporation's securities are listed. These recommendations were approved by the Board on January 13, 2011. The Charter is available on the Corporation's website.

To assist in the timely fulfillment of its Charter, the Nominating & Corporate Governance Committee approved a detailed Work Plan for 2010. The Work Plan prescribed actions to be taken at each of the scheduled meetings of the Committee. In the course of following the Work Plan, the Committee:

  developed and recommended to the Board a corporate governance system and monitored the effectiveness of the corporate governance system regularly and recommended changes to the Board;
  reviewed the relationship between management and the Board and recommended changes to the Board;
  reviewed polices governing Board size, composition, selection criteria, nominating process, succession planning and retirement age;
  reviewed director compensation and made recommendations to the Board;
  developed, reviewed and approved:
  Charter for the Audit Committee;
  Charter for the Human Resources & Compensation Committee;
  Internal Audit Department Charter;
  Guidelines and responsibilities for the Board of Directors;
  Guidelines and responsibilities for the Lead Director of the Board;
  Guidelines and responsibilities for the Chairman of the Board and Chief Executive Officer;
  Guidelines and responsibilities for Committee Chairs;
  Corporate Governance Guidelines;
  Policy on Corporate Disclosure, Confidentiality and Employee Trading;
  Policy on Insider Trading;
  Corporate Security Policy;
  Whistleblower Protection Policy; and
  Code of Ethics and Business Conduct;
  reviewed the DSU policy and awarded DSUs;
  prepared for disclosure to shareholders a report which describes the Corporation’s governance practices;

  identified individuals qualified to become new directors and recommended to the Board new nominees for election by shareholders based on selection criteria and individual characteristics;
  recommended to the Board the allocation and removal of Board members to the various Committees of the Board;
  reviewed, approved and reported to the Board on directors and officers insurance;
  oversaw the evaluation of the Board by considering the effectiveness of the Board as a whole, the Committees of the Board and the contribution of individual members;
  reviewed any significant ethics related contraventions of regulation or policies;
  determined orientation and education programs for new Board members and continued development of all members of the Board;
  reviewed its performance, and reported to the Board thereon; and
  approved its report for disclosure in this Management Proxy Circular.

The Committee is satisfied that it has appropriately fulfilled its mandate for Fiscal 2011.

This report has been approved by the members of the Nominating & Corporate Governance Committee: Daniel Jarvis (Chair), Matthew W. Barrett, Micheline Bouchard and Laurent E. Mommeja.

STATEMENT OF EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

The following Compensation Discussion and Analysis describes and explains the significant elements of the Corporation’s compensation programs, with particular emphasis on the process for determining compensation payable to the Chief Executive Officer, Chief Financial Officer, and the three most highly compensated executive officers (other than the Chief Executive Officer and Chief Financial Officer), during the most recently completed financial year (collectively, the “Named Executive Officers”).

Overview of Compensation Programs

The objectives of the Corporation’s compensation programs are to attract, retain and motivate highly qualified executive officers who will drive the success of the Corporation, while at the same time promoting a greater alignment of interests between such executive officers and the Corporation’s shareholders. The Corporation’s compensation programs are designed to recruit and retain key individuals and reward individual and company performance with compensation that has mid and long-term growth potential, while recognizing that the executives work as a team to achieve corporate results.

The current compensation program is comprised of the following main components:

  base salary
  annual incentive
  long term incentive
  benefits

The Human Resources & Compensation Committee (the “Compensation Committee”) annually reviews each component and relevant competitive factors and makes its determinations based on corporate, business unit and individual performance, taking into account leadership abilities, retention risk and succession plans.

1. Base Salaries – An important element of the Corporation’s compensation program is base salary. The Corporation’s view is that a competitive base salary is a necessary element for retaining qualified executive officers. The amount payable to an executive officer as base salary is determined primarily by market survey data and internal position comparisons (see “Determination of Compensation” on page 22).

2. Annual Incentives – A key objective of the executive compensation strategy is to encourage and recognize strong levels of performance by linking achievement of specific goals with variable cash compensation in the form of annual incentive awards. Target annual incentive awards range from 30% to 100% of base salary for the executive group. Actual annual incentive or bonus compensation for the Chief Executive Officer is determined on the basis of an overall assessment based on achieving specified mining segment and consolidated financial targets for up to approximately 90% of the award, and 10% of bonus compensation is based on his individual performance. Actual bonus compensation for the other executive officers is determined on the basis of an overall assessment based on achieving specified mining or retail segment or consolidated financial targets depending on the responsibilities of the executive for up to approximately 80% of the award calculated on audited financial statements or other objective measures relating to their specific areas of responsibility, and 20% of the award is based on individual performance. More detail is set out in this Management Proxy Circular on pages 24 and 25 (see “Performance Goals of Named Executive Officers”).

3. Long Term Incentives

(a) RSUs and Changes in Enterprise Value of HWI - On April 5, 2004, the Corporation adopted a Restricted Share Unit Plan (the “2004 RSU Plan”) for employees under which executive officers and other employees of the Corporation and its subsidiaries may be granted restricted share units (“RSUs”) by the Compensation Committee. In Fiscal 2010, the Corporation moved towards implementing a long term incentive plan utilizing stock options, and decided to discontinue the use of RSUs under the 2004 RSU Plan, except for awards made to Mr. Mayne in accordance with his employment contract (see Footnote No. 5 under “Summary Compensation Table” on page 27). The employment contract with Alan Mayne will be terminated on April 30, 2011.

In September, 2010, the Corporation implemented a new Long Term Incentive (“LTI”) plan for selected executives of the Corporation and Harry Winston Inc. (“HWI”), other than the Chief Executive Officer of the Corporation and the President and Chief Executive Officer of HWI. The objective was to devise a multi-year plan which was: market-based; fair and equitable to the executives of both the Corporation and HWI; simple to administer; and, understandable to the recipient. The award amount paid is based on the underlying equivalent enterprise value of the Corporation or HWI, as applicable, yet is settled in cash (in keeping with the principle of careful stewardship of the use of our common shares).

Under the new plan, the initial determination of a LTI award for both an executive of the Corporation and a HWI executive is based on the executive’s salary multiplied by an appropriate LTI multiplier. In Fiscal 2011, Management applied three multipliers for the executives of the Corporation, two of which were used for the HWI Executives. These were 1.15 (Chief Financial Officer or Executive Vice-President of the Corporation), 0.70 (Senior Vice-presidents of the Corporation and HWI), and 0.50 (Vice-Presidents of the Corporation and HWI). The LTI multiplier is derived from current North American market competitive practices for comparable executive levels based on market analysis conducted by Meridian with consideration also for internal equity and the Corporation’s organizational structure. The initial size of the award was adjusted down by 25% in 2010 in consideration of the performance of the Corporation in the prior year and uncertainty of business conditions at the time of the grant. Once the initial determination is made, the executive would receive an award which represents a notional or bookkeeping account, the amount of which adjusts with changes in (a) the Corporation’s share price (for the Corporation’s executives) or (b) the enterprise value of HWI (for HWI’s executives) from the time the award was made to the time of payment and vesting. The awards would vest, in both cases, equally over a period of 3 years. Earlier vesting can also occur in the case of death, retirement or Change of Control.

(b) Stock Options - The Corporation implemented a LTI plan at the beginning of Fiscal 2010, which set out guidelines for granting stock options under the Corporation’s Stock Option Plan, based on the Corporation’s performance and economic conditions. Under the stock option LTI plan, grants to selected officers (including Named Executive Officers) are in two parts: a fixed part and a performance based part. The size of the performance based part of the grant is derived from historical performance of the Corporation measured against target. The options have a ten-year term and an exercise price equal to market price at the time of grant. The granting of stock options under the Stock Option Plan commenced in Fiscal 2010. The overall size of option grants are made with reference to a targeted value for each position and based on a value of the grant using the Black Scholes valuation model.

Currently, stock options are only granted to the Chief Executive Officer of the Corporation. In Fiscal 2011, a total of 300,000 stock options were granted at an exercise price of $12.35, such option grant represents 0.004% of the outstanding shares of the Corporation on January 31, 2011. Additional information regarding the Corporation’s LTIP can be found in this Management Proxy Circular on pages 32 to 34 (see “Securities Authorized for Issuance under Equity Compensation Plans”).

(c) HWI CEO Plan – On January 4, 2010, Mr. Frederic de Narp commenced employment as President and Chief Executive Officer of HWI. Mr. de Narp’s employment contract provides for a specific LTI program (the “HWI Executive Plan”). Under the HWI Executive Plan, HWI maintains a long term incentive plan account (“LTIP Account”) for Mr. de Narp. For HWI’s fiscal year ending January 31, 2011, and for subsequent fiscal years, the LTIP Account will be debited or credited with an amount equal to 5% of the Profit Results. For the purposes of the HWI Executive Plan, “Profit Results” means the gross profit, minus selling, general and administrative (“SG&A”) expenses of HWI and its subsidiaries on a consolidated basis for a fiscal year for which the LTIP Account is being debited or credited, less the cost of capital for that fiscal year. This calculation may produce a positive or negative number. If the Profit Results generate a negative amount for fiscal years ended January 31, 2011 or 2012, this negative amount will not be applied to reduce any balance in the LTIP Account. The amount debited or credited to the LTIP Account will be determined within 90 days of the end of each fiscal year if Mr. de Narp is then employed by HWI. Commencing April 30, 2012, and on each subsequent April 30th, HWI will pay Mr. de Narp one-third of the balance of the LTIP Account, provided he is then employed by HWI. The HWI Executive Plan will be in effect until the fiscal year ending January 31, 2015, at which time the arrangement will be subject to review by either Mr. de Narp or HWI, and failing any resolution of the matter within 30 days of either party requesting a review, the HWI Executive Plan would, at the request of the party requesting a review, terminate. Mr. de Narp would then be entitled to participate in any incentive program implemented from time to time by HWI for its senior executives. If the HWI Executive Plan terminates after January 31, 2015, the balance remaining in the LTIP Account will be paid in three equal tranches on April 30, 2015, 2016 and 2017, provided Mr. de Narp is then employed by HWI on such dates.

4. Benefits – Benefits for the Named Executive Officers, including life insurance, health and dental plans, and short and long term disability plans, in Canada a deferred profit sharing plan and in the US 401 K plans in the US are maintained at a level that is considered competitive and similar to what all employees receive.

Determination of Compensation

The Corporation’s policy for determining executive compensation is based on the following fundamental principles:

  Management’s fundamental objective is to maximize long term shareholder value;
  Equitable balance among internal peers;
  Performance is an important determinant of pay for executive officers; and
  Recruitment and retention of key employees.

Compensation Elements

To support a strong pay-for-performance orientation, linking each executive to achievement of business results, the Corporation’s compensation strategy provides an appropriate balance of fixed and variable (at-risk) compensation with cash and non-cash (equity) rewards, and short and, for some executives, long term incentives. The overall weighting of total compensation elements reflects the degree to which executives at each different level should assume greater compensation risk and reward, reflected by increasing levels of variable compensation. Executives at all levels would have a mix, and weighting, of fixed and variable compensation. However, the executives at the higher levels would have more compensation at risk and, therefore, receive higher resulting rewards when company performance exceeds targets and lower awards when performance falls short of targets.

For each executive, the compensation elements are as follows: base salary will generally be market-based (targeted at the market median); short term (or annual) incentive opportunity will be a market-based percentage of base salary depending on executive level.

Competitive Positioning of Compensation

The Corporation’s executive compensation strategy is both market-based and performance-based to: (a) support the Corporation’s business priorities, growth and profitability and (b) to allow the Corporation to attract and retain key talent for the business. Subject to the discretion of the Compensation Committee and the Board, the Corporation’s strategy is to compensate its senior executive group, i.e., Vice President and above, at a total compensation level that is at median levels (or exceeds median if performance warrants) of external total compensation practice, as measured by compensation surveys for comparable executive positions.

External compensation surveys are used to measure total compensation competitiveness. General industry survey data is used to measure compensation competitiveness for both business segments of the Corporation, and retail/wholesale and luxury goods company survey data is used to measure compensation competitiveness for the retail group. Combined data for both groups is further reviewed by the compensation consulting company retained by the Compensation Committee of the Board, who will validate and add to the data in order to determine overall external competitive compensation practice.

The overall intent of the Corporation is to provide appropriate total compensation opportunity that is competitive with the market in which the Corporation must compete for talent. Competitive information is from external survey data, including date from the Towers Watson’s 2010 Executive Compensation databases for General Industry and Retail/Wholesale companies, the 2010 Salary.com/ICR Luxury Goods Compensation Survey and Aon Hewitt’s Total Compensation MeasurementTM (TCMTM) database. When possible, the data is size-adjusted to reflect compensation levels at companies of similar size as the Corporation. While the external compensation survey data covers many of the Corporation’s executive positions and captures positions with comparable responsibilities and scope, it is not practical to secure directly relevant matches for every position. Where specific data is not available for a specific position, its external competitiveness will be determined through comparison to existing data for a comparable internal position, and/or inference or regression analysis, as assisted by the compensation consultants.

Subject to the discretion of the Compensation Committee and the Board, the Corporation seeks to position total compensation for its executives, including base salary and annual short term, and long term incentives, approximating the median market data for positions with equivalent responsibilities and scope.

Independent Consultant

The Compensation Committee engaged Meridian Compensation Partners LLC as an independent consultant to provide the Committee with support on determining levels of executive compensation. Meridian provided such services for the fiscal periods of the Corporation commencing February 1, 2006 to February 1, 2011, including:

  Compensation philosophy development;
  Market data and other market intelligence, including benchmarking analysis of executive pay levels;
  Compensation plan design support;
  Governance and regulatory practices/requirements input; and
  Assistance in facilitating the management of executive compensation and the execution of the Committee’s mandate.

The decisions made by the Compensation Committee are the responsibility of the Compensation Committee, and may reflect factors and considerations other than the information and recommendations of the Compensation Committee’s independent consultant. Total fees paid to Meridian in Fiscal 2011 were Cdn$147,531 (inclusive of GST/HST and travel expenses). Meridian did not perform any other services for the Corporation during the foregoing fiscal periods. The Compensation Committee confirms annually the independence of its advisor and reviews whether the work provided by the independent consultants raise any conflict of interests. The Compensation Committee determined that Meridian did not have any such conflicts in Fiscal 2011 and also determined that they were independent.

Annual Base Salary Review

Each year management recommends a base salary increase budget based on a percent increase over the prior year’s base compensation. The percent increase is derived from generally available public data on average base salary increases compiled by management and confirmed with Meridian. The Board considers this base salary budget when it reviews and approves the annual budget for the Corporation. The actual percent increase for each employee may be more or less than the average budgetary percent increase, and is based on such factors as the employee’s performance, seniority level, equitable balance among internal peers, market comparisons and promotions. The Board determines whether any increases to the base salary of the Chief Executive Officer is appropriate, based on recommendations from the Compensation Committee. The Compensation Committee determines whether any increases to the base salary of the other Named Executive Officers is appropriate.

For Fiscal 2010, management recommended, and the Compensation Committee agreed, that there should not be increases to base salary throughout the Corporation, other than for minor exceptions for subsidiaries outside North America. In addition, the Chief Executive Officer, the Chief Financial Officer and the other Named Executive Officers were required to take two weeks of unpaid leave in Fiscal 2010, resulting in an approximate 4% reduction of base salary over Fiscal 2009.

For Fiscal 2011, management recommended, and the Compensation Committee agreed that there should not be increases to base salary for the Named Executive Officers nor throughout the Corporation, other than for exceptions for subsidiaries outside North America and a few special promotions and salary adjustments.

For Fiscal 2012, management recommended, and the Compensation Committee agreed that; (a) there would not be any increases in salary for the Named Executive Officers; (b) with minor exceptions this would apply to the other key executives; and (c) management was authorized to spend up to 4% of total salary budget for merit and market-based adjustments for staff.

Performance Goals of Named Executive Officers

Performance goals of the Named Executive Officers apply in determining base salary increases, annual incentive awards, and, for the Chief Executive Officer, the quantum of stock option awards.

The annual incentive award would range from no bonus if 80% or less of the targets were achieved, to a cap of 150% of the target award if at least 110% of the targets were achieved. In September 2009, management proposed, and the Compensation Committee accepted, that in recognition of the fact that executives had been focused on preservation of assets of the Corporation in the first two quarters of Fiscal 2010, their annual incentive for the year would be based upon the metrics for the second half year based on 50% of the executive’s target bonus. In other words, the starting basis for each executive’s target bonus was reduced by 50% of the original target bonus. For Fiscal 2010, management proposed, and the Compensation Committee accepted, that notwithstanding that the metrics established for determining the bonuses for the fiscal year ending January 31, 2010 be used to calculate the annual bonus, an allocation of a pool of funds equal to one half of the aggregate target bonuses for executives, be authorized. This enabled the Chief Executive Officer and the President and Chief Executive Officer of HWI to make recommendations to the Compensation Committee for bonuses for certain executives who had made valuable contributions to the Corporation but might not be adequately rewarded because the metrics applied to them were less relevant in light of the changes in the business and the global economic climate. For Fiscal 2011, the incentive award for executives was generally 100% of their respective target.

1. Chief Executive Officer - The Chief Executive Officer's target bonus opportunity is 100% of his base salary. The individual performance of the Chief Executive Officer is measured against the goals, objectives and standards set annually between the Chief Executive Officer and the Compensation Committee, which are used as metrics in establishing the amount of the bonus to be awarded. The metrics used for the Chief Executive Officer are based on the results of the mining and retail parts of the business separately, combined company metrics and personal targets, each with different weighting. Metrics are based on actual rough diamond prices, retail sales and earnings in excess of plan, cost management and funding corporate operations and capital requirement costs effectively. The bonus for the Chief Executive Officer may be adjusted up or down from his target bonus, based on achievement of the metrics. The minimum bonus award would be zero and the maximum would be 150% of target for the full year. For Fiscal 2011, the Chief Executive Officer’s bonus award was 100% of his base salary.

	Prices of Rough Diamonds	Retail Operating Income	Consolidated SG&A	Personal Goals
Robert A Gannicott	40%	20%	30%	10%

The Chief Executive Officer received 300,000 stock options on September 1, 2010. He did not receive grants of RSUs in Fiscal 2011.

2. Other NEOs - Target bonus awards range from 30% to 50% of base salary for the executive group. Actual bonus compensation is based on the degree to which the Corporation performed on certain metrics. The metrics were selected based on those parts of the business over which the executive had influence.

Target bonus opportunities for each NEO are: Mr. De Narp 50% of his base salary; Mr. Mayne 50% of his base salary; Mr. Pounds 40% of his base salary; Mr. Simpson 40% of his base salary; and Mrs. Bandler 35% of her base salary. Business objectives for these NEOs reflected their respective areas of responsibilities. The following charts set out the metrics and respective weightings for each NEO. For Fiscal 2010, the bonus award for these executives was arrived at by applying the metrics for the second half year targets with the same weighting as for the full year but with a 50% reduction in the starting basis. Bonus awards for Fiscal 2011 were 100% of target bonus for each individual. Beth Bandler did not receive a bonus for Fiscal 2011 as her employment terminated on October 31, 2010.

	Retail Operating Income	Personal Goals
Frederic de Narp	80%	20%

	Retail SG&A	Consolidated Sales	Mining SG&A	Personal Goals
Alan S. Mayne	30%	10%	40%	20%

	Price of Rough Diamonds	Retail Operating Income	Retail Sales	Operating Budget Management	Personal Goals
James R.W. Pounds	50%	5%	5%	20%	20%

	Consolidated SG&A	Audit Plan and M&A Performance	Implementation of IT Systems	Personal Goals
Raymond N. Simpson	10%	40%	30%	20%

Change of Control

The selection of the events that trigger payment to a Named Executive Officer in the event of a Change of Control are negotiated and documented in each employment contract, with the attempt to balance the protection of the executive upon a Change of Control with the continuation of employment of the executive in the event such a Change of Control occurs. As noted on pages 29 to 32 under the heading “Termination and Change in Control Benefits”, there are certain circumstances that trigger payment, vesting of stock options or RSUs, or the provision of other benefits to a Named Executive Officer upon termination and Change of Control.

Performance Graph

The following graph compares the yearly percentage change in the Corporation's cumulative total shareholder return on its Common Shares with the cumulative total return of the S&P/TSX Composite Index (assuming reinvestment of dividends and considering a $100 investment in Common Shares on January 31, 2006). For this purpose, the yearly change in the Corporation's cumulative total shareholder return is calculated by dividing the difference between the price for the Common Shares at the end and the beginning of the "measurement period" by the price for the Common Shares at the beginning of the measurement period. "Measurement period" means the period beginning at the market close on the last trading day before the beginning of the Corporation's fifth preceding fiscal year, through and including the end of the Corporation's most recently completed fiscal year.

Cumulative Value of $100 Invested

Fiscal Years ended January 31st	2006	2007	2008	2009	2010	2011
Harry Winston Diamond Corporation	$46.52	$45.35	$24.75	$4.88	$9.83	$10.83
Value of $100 Investment	$100.00	$97.48	$53.20	$10.49	$21.13	$23.28
S&P/TSX Composite	28,232.24	31,573.54	32,665.06	22,287.88	29,360.52	36,840.37
Value of $100 Investment	$100.00	$111.84	$115.70	$78.95	$104.00	$130.49

(1)	All Dollars Amounts referenced in the performance graph are in Canadian Dollars.

Compensation includes base compensation, bonus, value of LTI grants, stock options and other compensation. Since 2006, the increases in compensation have been fairly flat, with increases in base compensation reflective of market data, including no base salary increases in Fiscal 2010 and Fiscal 2011. The base salary in Fiscal 2010 of the Chief Executive Officer and the other Named Executive Officers effectively declined approximately 4% as a result of each person taking two weeks of unpaid leave. Until Fiscal 2009, the annual bonus was derived to a large extent on operating results which were not necessarily reflected in the share price. The strong decline in share price through Fiscal 2009 was due in part to the reduction in dividend payment amounts and a change in global economic circumstances. Long term and mid term incentives were severely impacted by the decrease in share price, with improvements being seen in Fiscal 2011 as the share price showed strong improvement. Bonuses have been reflective of the trend in share price. Bonuses were capped at 50% of target bonus for Fiscal 2009 and 2010. As a result of improved financial results in Fiscal 2011, particularly in the 4th quarter, the Named Executive Officers were awarded 100% of their target bonuses. In Fiscal 2011, the Corporation established the LTI Plan (see “Overview of Compensation Programs – Long-term Incentives - RSUs and Changes in Enterprise Value of HWI” on page 21). For Fiscal 2011, Named Executive Officers entitled to grants under the plan only received 75% of the appropriate multiplier for them, to reflect the economic performance of the Corporation in Fiscal 2010. The same reduction applied to the stock options granted to the Chief Executive Officer in September, 2010.

The Compensation Committee is satisfied that the pattern of compensation of the Chief Executive Officer and other executives has reflected the performance of the Corporation against the range of measures used for our incentive compensation plans, and against the market. Overall compensation levels in each of the past several years are within the range determined by the Compensation Committee as appropriate, and are in line with the Corporation’s performance such that the Compensation Committee has concluded that the compensation strategy is working effectively both for shareholders of the Corporation and for the executives.

Option-Based Awards

Information on option-based awards is discussed in this Management Proxy Circular on page 21 (see “Overview of Compensation Programs – Long-term Incentives-Stock Options”).

Summary Compensation Table

The following table sets forth the compensation awarded, paid to or earned by the Named Executive Officers, during Fiscal 2011, Fiscal 2010 and Fiscal 2009.

Name and Principal Position	Year Ended January 31	Salary (US$)	Share-Based Awards (US$)	Option- Based Awards (US$)(1)	Non-Equity Incentive Plan Compensation (US$)		Pension Value (US$)	All Other Compensation (US$)	Total Compensation (US$)
					Annual Incentive Plans	Long- Term Incentive Plans
Robert A. Gannicott	2011	974,279(2)	-	1,688,931	998,502(3)	-	-	-	3,661,713
Chief Executive Officer	2010	853,615	-	487,316	467,596	-	-	-	1,808,527
	2009	922,339	-	-	407,664	-	-	1,116(4)	1,331,119
Alan S. Mayne	2011	511,496(2)	503,840(5)(6)	-	262,107(3)	-	-	-	1,277,443
Chief Financial Officer	2010	448,148	52,121(5)	242,487	122,744	-	-	-	865,499
	2009	484,228	19,386(5)		107,012	-	-	828(4)	611,454
Frederic de Narp(7)	2011	900,000	-	-	450,000	-	-	16,500	1,366,500
President and Chief	2010	69,231	-	-	-	-	-	-	69,231
Executive Officer, HWI					-		-	-
James R.W. Pounds	2011	564,108(2)	561, 488(6)	-	231,253(3)	-	-	-	1,356,809
Executive Vice-President,	2010	494,243	-	242,487	129,954	-	-	-	866,684
Buying and Sourcing	2009	534,034	-	-	94,415	-	-	558(4)	629,007
Raymond N. Simpson	2011	329,000	143,442(6)	-	131,600	-	-	16,500	620,542
Executive Vice-President	2010	315,933	-	173,372	59,220	-	-	-	548.525
	2009	328,570	-	-	65,714	-	-	-	394,284
Beth Bandler	2011	352,407(2)	-	-	-	-	-	1,007,708(8)	1,360,115
Former Senior Vice-	2010	341,446	-	104,258	58,917	-	-	9,321	513.942
President & General	2009	368,956	-	-	57,073	-	-	10,131	436,160
Counsel, Legal and HR

(1)

For the options granted on April 7, 2009, the Corporation used a Black-Scholes option pricing model in accordance with Section 3870 of the CICA Handbook. The Corporation used the following assumptions: risk-free rate of 1%, dividend yield of 0%, volatility factor of 51%, and expected life of the options of 5.5 years converted at the April 7, 2009 Exchange Rate. The options were granted at an exercise price of Cdn$3.78 which was higher than the closing price of the Corporation’s shares on the TSX on the date immediately preceding the date of grant. Each option expires ten years after the date of its grant. For the options granted on September 7, 2010, the Corporation used a Black-Scholes option pricing model in accordance with Section 3870 of the CICA Handbook. The Corporation used the following assumptions: risk-free rate of 2.13%, dividend yield of 0%, volatility factor of 50%, and expected life of the options of 5.9 years converted at the September 7, 2010 Exchange Rate. The options were granted at an exercise price of Cdn$12.35, being the closing price of the Corporation’s shares on the TSX on the date immediately preceding the date of grant. Each option expires ten years after the date of its grant.

(2)	Converted at the Average Exchange Rate.
(3)	Converted at the Year-End Exchange Rate.
(4)	The amounts shown represent the value of additional RSUs awarded based on nominal equivalents of dividends on the Corporation’s Common Shares.
(5)

The amounts shown for Mr. Mayne represent 5,000 RSUs granted to him each year pursuant to his employment agreement. The value of these RSUs was determined based on a share price of Cdn$11.09 on January 21, 2011, the closing price of the Corporation’s common shares on the date of grant converted at the January 21, 2011 Exchange Rate of 1.0046. These RSUs vest and are paid out at the end of three years.

The table below shows the number of RSUs outstanding for each Named Executive Officer, and their value at January 31, 2011 at the Year-End Exchange Rate. Details of the RSU Plan can be found in this Management Proxy Circular on page 21 (see “Overview of Compensation Programs – Long-term Incentives - RSUs and Changes in Enterprise Value of HWI”).

RESTRICTED SHARE UNITS OUTSTANDING AS OF JANUARY 31, 2011
Name	Number of Units	Value (US$)
Robert A. Gannicott	-	-
Alan S. Mayne	51,806	560,219
Frederic de Narp	-	-
James R. W. Pounds	46,030	497,758
Raymond N. Simpson	11,760	127,170
Beth Bandler	-	-

The table below shows the number of RSUs granted in the fiscal year. The payout value will be based upon the 5 day average closing price of the Corporation’s Common Shares prior to the payout date, and will include accumulated dividend equivalents automatically credited.

RESTRICTED SHARE UNIT AWARDS GRANTED
Name	Units Granted	Period until Payout
Alan S. Mayne	36,740 5,000	12,247 on March 31, 2011 12,247 on March 31, 2012 12,246 on March 31, 2013 January 21, 2014
James R. W. Pounds	46,030	15,344 on March 31, 2011 15,343 on March 31, 2012 15,343 on March 31, 2013
Raymond N. Simpson	11,760	3,920 on March 31, 2011 3,920 on March 31, 2012 3,920 on March 31, 2013

(6)

The Share-based awards represent RSUs granted. RSUs granted in fiscal 2011 vest one-third on March 31, 2011, and one-third on each anniversary thereafter. The value of these RSUs was determined based on a share price of Cdn $12.85 on September 2, 2010, the closing price of the Corporation’s common shares on the date of grant converted at the September 2, 2010 Exchange Rate of 0.9492.

(7)	Mr. de Narp was appointed as the President and Chief Executive Officer of HWI on January 4, 2010.
(8)	Employment with the Corporation was terminated effective November 30, 2010.

Incentive Plan Awards

Outstanding Share-Based Awards and Option-Based Awards

Name	Option-Based Awards				Share-Based Awards(1)
	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price (Cdn$)	Option Expiration Date (M/D/Y)	Value of Unexercised In-the-Money Options (US$)(2)	Number of Shares or Units of Shares that Have Not Vested (#)	Market or Payout Value of Share-Based Awards that Have Not Vested (US$)
Robert A. Gannicott	286,680(3)	12.45	02/12/2011	0	-	-
	200,000	23.35	02/05/2012	0
	100,000	26.45	04/17/2013	0
	110,000	41.45	04/07/2014	0
	416,000	3.78	04/07/2019	2,928,427
	300,000	12.35	09/07/2020	0
Alan S. Mayne	100,000	25.52	01/21/2018	0	51,806	560,219
	207,000	3.78	04/07/2019	1,457,164
Frederic de Narp	N/A	N/A	N/A	N/A	-	-
James R.W. Pounds	50,000	27.60	06/27/2012	0	46,030	497,758
	10,000	26.45	04/17/2013	0
	207,000	3.78	04/07/2019	1,457,164
Raymond N. Simpson	100,000	26.45	17/04/2013	0	11,760	127,170
	148,000	3.78	04/07/2019	1,041,837

Name	Option-Based Awards				Share-Based Awards(1)
	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price (Cdn$)	Option Expiration Date (M/D/Y)	Value of Unexercised In-the-Money Options (US$)(2)	Number of Shares or Units of Shares that Have Not Vested (#)	Market or Payout Value of Share-Based Awards that Have Not Vested (US$)
Beth Bandler	22,250	3.78	04/07/2019	156,628	-	-

(1)

Share-based awards represent outstanding RSUs. The payment value is based on the last trade of the Common Shares on the TSX prior to the close of business on January 31, 2011, of Cdn$10.83 converted at the Year End Exchange Rate.

(2)	Based pm the last trade of the Common Shares on the TSX prior to the close of business on January 31, 2011, of Cdn$10.83 converted at the Year End Exchange Rate.
(3)	On March 30, 2011, Robert Gannicott exercised 286,680 options at an exercise price of Cdn$12.45. The closing price of the Corporation’s Common Shares on the TSX on March 30, 2011 was $15.22.

Incentive Plan Awards – Value Vested or Earned During the Year

Name	Option-Based Awards – Value Vested During the Year (US$)(1)	Share-Based Awards – Value Vested During the Year (US$)	Non-Equity Incentive Plan Compensation – Value Earned During the Year (US$)
Robert A. Gannicott	752,224	-	998,502
Alan S. Mayne	374,304	57,607	262,107
Frederic de Narp	-	-	450,000
James R.W. Pounds	374,304	-	231,253
Raymond N. Simpson	267,618	-	131,600
Beth Bandler	160,933	-	-

(1)

Represents the dollar value that would have been realized if the options that vested during the year had been exercised on the vesting date. This is calculated by multiplying the number of options that vested during the year by the difference between the closing price of the Common Shares on the TSX on the date of vesting and the exercise price of the options converted at the vesting date exchange rate of 0.9949.

Pension Plan Benefits

No Named Executive Officer is a member of a Defined Pension Plan or a Defined Contribution Plan.

Deferred Profit Sharing Plan

The Corporation offers its Canadian employees a deferred profit sharing plan whereby the Corporation matches the employee’s contribution to a maximum of 6% of the employee’s salary to the maximum contribution limit under Canada’s Income Tax Act.

Termination and Change in Control Benefits

The Corporation has executive employment agreements with Robert A. Gannicott, Alan S. Mayne, Frederic de Narp, James R.W. Pounds, Raymond N. Simpson, and Beth Bandler. The compensation set out in the Summary Compensation Table reflects the compensation levels contained in the various agreements, subject to periodic review by the Compensation Committee. The Corporation’s executive employment agreements generally provide, and it is the Corporation’s policy, that upon the executive’s termination of employment for any reason, the executive shall be entitled to receive his or her accrued salary and benefits, unpaid bonus, unpaid vacation pay, and, except as otherwise provided herein, vested portions of stock options, and any amounts credited to the executive’s LTI account (collectively the “Basic Executives’ Termination Amounts”). In addition, the executive employment agreements obligate the Corporation to pay for existing benefit plan coverage for certain period of time: Mr. Gannicott, 3 years; Messrs. Mayne, Pound and Simpson, and Mrs. Bandler, 2 years and Mr. de Narp, 1 year.

Robert A. Gannicott’s executive employment agreement provides that if his employment is terminated without just cause, or if he elects to terminate the agreement within six months of a Change in Control, he will be entitled to receive: (a) a payment equal to three times his then current annual salary; and (b) an amount equal to three times the greater of: (i) his last year’s bonus; or (ii) the average of his bonuses for the last two fiscal periods. Mr. Gannicott is not a member of a Defined Pension Plan or a Defined Contribution Plan, and no pension is payable to him upon retirement.

Frederic de Narp’s executive employment agreement provides that he can resign his employment for Good Reason (which is essentially events which would constitute constructive dismissal at common law) after 90 days following his having given the Corporation notice of the event constituting Good Reason, provided the Corporation does not remedy the alleged violation within 30 days of Mr. de Narp’s notice. If his employment is terminated without cause or for Good Reason by Mr. De Narp, he will be entitled to receive (a) the Basic Executives’ Termination Amounts attributable to him; (b) an amount equal to two times his then current base salary; and (c) an amount equal to two times the greater of (i) his last year’s bonus, or (ii) the average of his bonuses for the last two fiscal periods. If Mr. De Narp’s employment is terminated for cause, or he resigns, other than for Good Reason, he shall only be entitled to the Basic Executives’ Termination Amounts attributable to him. In the event all of the issued and outstanding shares of HWI are purchased by an arm's length third party. Mr. de Narp is entitled to 2.5% of the amount by which the value of the shares has increased from the commencement of his employment to the date of the sale.

Alan Mayne’s employment with the Corporation will end effective April 30, 2011. His executive employment agreement provides that if his employment is terminated without just cause, he would be entitled to receive: (a) a payment equal to two times his then current annual salary; and (b) an amount equal to two times the greater of: (i) his last year’s bonus; or (ii) the average of his bonuses for the last two fiscal periods. Payments made, or payable, to Alan Mayne are estimated to be in the aggregate amount of $1.6 million.

The executive employment agreements for James Pounds and Raymond Simpson, provide that if their employment is terminated without just cause, or if they elect to terminate the agreement within six months of a Change in Control for Good Reason, they will be entitled to receive: (a) a payment equal to two times their then current annual salary; and (b) an amount equal to two times the greater of: (i) their last year’s bonus; or (ii) the average of their bonuses for the last two fiscal periods.

Beth Bandler’s employment with the Corporation was terminated effective November 30, 2010. Her executive employment agreement provided that if her employment was terminated without just cause, she would be entitled to receive: (a) a payment equal to two times her then current annual salary; and (b) an amount equal to two times the greater of: (i) her last year’s bonus; or (ii) the average of her bonuses for the last two fiscal periods. Payments made, or payable to Beth Bandler are set out in the Summary Compensation Table under “All Other Compensation” on page 27 of this Circular.

Mr. Gannicott’s executive employment agreement contains an indefinite non-disclosure provision. Mr. de Narp’s executive employment agreement contains an indefinite non-disclosure provision, a non-solicitation provision for 9 months and a non-compete provision for 6 months following termination. Mr. Pounds’ executive employment agreement contains an indefinite non-disclosure provision and a 12 month non-solicitation provision following termination of employment. The executive employment agreements for Mr. Mayne, Mr. Simpson and Mrs. Bandler each have non-disclosure, non-solicitation and non-competition provisions. The non-disclosure obligations continue so long as the information is confidential to the Corporation, the non-solicitation provision is for 12 months and the non-compete provision is for 6 months following termination of employment.

The termination payments are lump sum payments, generally paid within 5 business days of termination, and the foregoing obligations are not conditions that apply to receiving the termination payments or benefits.

Grants of RSUs under the LTI plan instituted in September, 2010 generally vest in equal amounts over a three year period. If a Change in Control occurs, a special accelerated vesting formula applies. Generally, the portion of the unvested RSUs which would have vested within one year of a Change of Control will vest immediately, and the balance will continue to vest and be payable in accordance with the terms of the grant. A similar treatment is afforded to HWI executives under the HWI award plan established for them. The portion of the award which would have vested within one year of a Change of Control will vest immediately.

On the date of a Change in Control of the Corporation, stock options become fully vested.

There are no payments to the Named Executive Officers in the event of retirement, resignation or disability other than the Basic Executives’ Termination Amounts. The estimated additional payment to the Named Executive Officers in the case of termination without cause, or upon a Change in Control, assuming that the triggering event took place on the last business day of the Corporation’s most recently completed financial year, are set out in the following table:

Name	Lump Sum Severance (US$)
Robert A. Gannicott	5,991,013(1)
Frederic de Narp	2,700,000
Alan S. Mayne	1,572,641(1)
James R.W. Pounds	1,618,772(1)
Raymond N. Simpson	921,200

(1)	Converted at the Year-End Exchange Rate.

“Change in Control” means the occurrence at any time hereafter of any of the following events:

(a)

any change in the holding, direct or indirect, of Voting Shares as a result of which a Person, or group of Persons acting jointly or in concert, together with any associate or affiliate of any such Person or Persons, who were not previously in a position to exercise control of the Corporation are in a position to exercise effective control of the Corporation and for the purposes of this Agreement a Person, or group of Persons acting jointly or in concert, together with any associate or affiliate of any such Person or Persons, will be deemed to be in a position to exercise effective control of the Corporation if either:

(i)

such Person, or group of Persons acting jointly or in concert, together with any associate or affiliate of any such Person or Persons, holds Voting Shares and/or other securities in excess of the number which, directly or following conversion thereof, would entitle the holders thereof to cast 20% of the votes attaching to all Voting Shares and such voting power is exercised so as to cause or result in the election of two or more of the nominees of such Person or Persons as members of the Board if such nominees (1) were not members of the Board immediately prior to the exercise of such voting power and (2) were not recommended to be elected to the Board by a majority vote of the Board prior to the exercise of such voting power; or

(ii)

such Person, or group of Persons acting jointly or in concert, together with any associate or affiliate of any such Person or Persons, holds Voting Shares and/or other securities in excess of the number which, directly or following conversion thereof, would entitle the holders thereof to cast 30% of the votes attaching to all Voting Shares;

(b)

the members of the Board as of the date hereof (or their respective successors whose elections were acceptable to the then remaining members of the Board) cease to constitute a majority of the Board or of the board of directors of any successor to the Corporation, except as a result of the death, disability or normal retirement from such board; or

(c)

a transaction or series of transactions (other than any such transaction or series of transactions to which the Executive has consented in writing) in which, directly or indirectly, the Corporation sells or otherwise transfers to any Person, other than an affiliate or affiliates of the Corporation, assets:

(i)	having an aggregate fair market value of more than 50% of the aggregate fair market value of all of the assets of the Corporation, or

(ii)	that generated during the Corporation's last completed fiscal year or are expected to generate in the Corporation's then current fiscal year more than 50% of its operating income or cash flow,

where "Corporation" means the Corporation and its subsidiaries taken as a whole;

but excluding any amalgamation, merger, financing or other business combination or transaction which is initiated by the Corporation.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table provides information as of January 31, 2011, concerning options outstanding pursuant to the Corporation’s existing stock option plan, which has been approved by the shareholders of the Corporation and which is the only compensation plan of the Corporation under which equity securities of the Corporation are authorized for issuance:

Plan Category	Number of Common Shares to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of Common Shares remaining available for future issuance under the stock option plan
Stock Option Plan	2,868,329	Cdn$12.58	2,686,771

The Corporation currently has in place a stock option plan, which was adopted by the directors of the Corporation on June 12, 2000 and approved by the shareholders of the Corporation on July 27, 2000, as amended (the “Stock Option Plan”). An increase in the maximum number of Common Shares issuable pursuant to the Stock Option Plan to 6,000,000 from 4,500,000 was approved by the directors of the Corporation on March 31, 2008 and approved by the shareholders of the Corporation at the shareholders’ meeting held on June 4, 2008. On June 4, 2009, Board amended the Stock Option Plan, without the necessity of shareholder approval to clarify the “Option Term” upon disability, death and termination. On January 13, 2011, the Board amended the Stock Option to delete reference to Cashless Exercises due to amendments to the tax treatment of employee stock options under the Income Tax Act (Canada).

The material provisions of the Stock Option Plan are as follows:

(a)

the persons who are eligible to be granted options under the Stock Option Plan are “service providers”, which means (i) any director, officer or employee or insider of the Corporation or any of its affiliates, and (ii) any other person or company engaged to provide ongoing consulting, technical, management or other services to the Corporation or any affiliated entity of the Corporation;

(b)	as of the date hereof, there are stock options outstanding in respect of an aggregate of 2,858,049 Common Shares, representing approximately 3.4% of the currently outstanding Common Shares;

(c)

the Corporation has adopted policies which impose trading restrictions preventing officers, directors and employees from trading in securities of the Corporation (including exercising stock options) during certain periods (“Black-Out Periods”), the Stock Option Plan provides that if the expiry date of an option granted under the Stock Option Plan would otherwise occur during or within ten calendar days following a Black-Out Period, the expiry date of such option shall be extended to the first business day which is at least ten calendar days after the end of the Black-Out Period;

(d)

the number of Common Shares reserved for issuance to any one person, shall not exceed 2% of the number of Common Shares issued and outstanding on a non-diluted basis (the “Outstanding Issue”), at the time of such grant;

(e)	the number of Common Shares reserved for issuance to Optionees who are, at the time of the particular grant, Related Persons, shall not exceed 10% of the Outstanding Issue, at the time of such grant;

(f)

the number of Common Shares issued within any one year period pursuant to the exercise of options to Optionees who are, at the time of issuance, Related Persons, shall not exceed 10% of the Outstanding Issue at that time, less the number of Common Shares which have been issued pursuant to the Stock Option Plan in the twelve month period immediately preceding such time (the “Adjusted Outstanding Issue”);

(g)

the number of Common Shares issued within any one year period pursuant to the exercise of Options and Existing Options to any one Related Person and his or her associates shall not exceed 2% of the Adjusted Outstanding Issue.

(h)

the exercise price for the Common Shares under each option granted under the Stock Option Plan is be determined by the Board, or by a committee appointed for this purpose by the board, on the basis of the market price at the time of granting of each option. If at the time of grant of an Option the shares of the Corporation are listed on the TSX, the exercise price may not be less than the market price on the TSX, where “market price” means the prior trading day closing price of the shares of the Corporation, or where there is no such closing price, the average of the most recent bid and ask of the shares of the Corporation on the TSX;

(i)

options granted under the Stock Option Plan may, at the discretion of the Board or committee, provide that the number of shares which may be acquired pursuant to the option shall not exceed a specified number or percentage each year (or other specified period) during the term of the option (a "vesting restriction"); however, all options become immediately exercisable upon the occurrence of an “Acceleration Event” as defined in the Stock Option Plan, which includes a take-over of the Corporation, a merger of the Corporation where the Corporation is not the continuing or surviving corporation, the sale of all or substantially all of the assets of the Corporation, or the liquidation or dissolution of the Corporation;

(j)	options may be granted under the Stock Option Plan for a term not exceeding ten years;

(k)

if a holder of an option ceases to be a service provider to the Corporation (other than as a result of the death of such holder), such holder’s options terminate on the earlier of (i) 60 days after the holder ceases to be a service provider, and (ii) the original expiry date of the option;

(l)

if a holder of an option dies while he or she is a service provider, such holder’s options terminate on the earlier of (i) one year after the date of death of the holder, and (ii) the original expiry date of the option;

(m)

options may not be assigned or transferred, except (i) by will or by the laws of descent and distribution, or (ii) transfers to (A) personal holding companies controlled by a service provider, the shares of which are held directly or indirectly by the service provider, his or her spouse, minor children and/or minor grandchildren, or (B) a registered retirement savings plan established by and for the sole benefit of a service provider, or (C) an inter vivos trust if the service provider is the trustee, and the beneficiaries of which trust include only the service provider, his or her spouse, minor children and minor grandchildren;

(n)

the Board may from time to time amend the Stock Option Plan without approval from shareholders of the Corporation, other than with respect to the following matters: (i) the maximum number of Common Shares reserved for issuance under the Stock Option Plan; (ii) a reduction in the exercise price for options held by insiders of the Corporation; (iii) an extension to the term of any option held by insiders of the Corporation; and (iv) an increase in any limit on grants of options to insiders set out in the Stock Option Plan; and

(o)	the Corporation has not provided, and does not provide, any financial assistance to optionees to facilitate the exercise of options granted pursuant to the Stock Option Plan.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

As of the date hereof, no director or executive officer of the Corporation, or proposed nominee for election as director, or any of their respective associates, is indebted to the Corporation or any of its subsidiaries or has indebtedness to another entity which has been the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Corporation or any of its subsidiaries.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

No informed person of the Corporation, proposed director of the Corporation and no associate or affiliate of such informed person or proposed director has any material interest, direct or indirect, in any transaction since the commencement of the Corporation’s last completed fiscal year or in any proposed transaction, which, in either case, has materially affected or would materially affect the Corporation or any of its subsidiaries.

ADDITIONAL INFORMATION

Copies of the Management Information Circular, the Annual Report which contains the comparative audited financial statements of the Corporation, any interim financial statements subsequent to those statements contained in the Annual Report and Management’s Discussion and Analysis, the Annual Information Form, copies of charters of the committees of the Board and the Corporate Governance Guidelines may be obtained from SEDAR at www.sedar.com or free of charge upon request from Investor Relations of the Corporation at P.O. Box 4569, Station “A”, Toronto, Ontario M5W 4T9, (416) 362-2237 ext. 290 or by emailing investor@harrywinston.com or by viewing the Corporation’s web site. Throughout this Management Proxy Circular, references to document and information available on the Corporation’s website can be found at http://investor.harrywinston.com.

BOARD APPROVAL

The directors of the Corporation have approved the contents and sending of this Management Proxy Circular to the shareholders.

Lyle R. Hepburn
Corporate Secretary
April 18, 2011

SCHEDULE 1 - STATEMENT OF CORPORATE GOVERNANCE PRACTICES

Board of Directors

(a)

The Board is currently comprised of nine directors, of which seven are considered to be unrelated and independent directors within the meaning of Canadian and US securities laws and the NYSE Rules. A director is considered to be unrelated and independent by the Board if the Board determines that the director has no direct or indirect material relationship with the Corporation. A material relationship is a relationship that could, in the view of the Board, be reasonably expected to interfere with the exercise of the director’s judgment independent of management. The independent directors of the Corporation are currently Matthew W. Barrett, Micheline Bouchard, David Carey, Noel Harwerth, Daniel Jarvis, Jean-Marc Loubier and Laurent E. Mommeja.

(b)

The Board has determined that the related and non-independent directors of the Corporation are: Robert A. Gannicott, the Chief Executive Officer of the Corporation and J. Roger B. Phillimore, because of his previous consulting arrangement with the Corporation which terminated on January 31, 2010.

(c)	A majority of the directors of the Corporation are independent as defined in Section 1.2(1) of NI58-101.

(d)

Some of the directors of the Corporation are also directors of other reporting issuers, or the equivalent of a reporting issuer in a foreign jurisdiction. The following table outlines such directorships held by the members of the Board as of March 31, 2011:

Name of Director	Directorships Held
Matthew W. Barrett	Goldman Sachs Bank USA
Micheline Bouchard	Telus Corporation
David Carey	None
Robert A. Gannicott	Capricorn Resources Ltd.
Noel Harwerth	Royal & Sun Alliance Insurance, Logica Group, Impellam Group plc and Sumitomo Mitsubishi Banking Europe
Daniel Jarvis	None
Jean-Marc Loubier	Trinity Ltd.
Laurent E. Mommeja	None
J. Roger B. Phillimore	Lonmin plc

(e)

Each face to face scheduled meeting of the Board includes an executive session with only non-management directors present. At least once per year the executive session consists only of the independent directors. The Lead Director or in his absence, another independent director, presides over all executive sessions. The Board held seven scheduled meetings and two unscheduled meetings during the last completed fiscal year. At five of such meetings, the independent directors held private sessions.

(f)

The Chairman of the Corporation, Robert A. Gannicott, is a non-independent director. Daniel Jarvis, who is not a member of management and who is unrelated and independent, is the Lead Director for the Corporation. He was appointed as the Lead Director on June 2, 2010. The principal responsibilities of the Lead Director include overseeing the Board processes so that it operates efficiently and effectively in carrying out its duties, acting as a liaison between the Board and management, and presiding over all executive sessions of the Board. The Corporation has written guidelines for the Lead Director. These guidelines are available on the Corporation's website. Interested parties may contact the Lead Director by mail addressed to Mr. Jarvis c/o Harry Winston Diamond Corporation, P.O. Box 4569, Station A, Toronto ON Canada M5W 4T9 or in accordance with the procedure set out in the Corporation’s Whistleblower Protection Policy which is available on the Corporation’s website.

(g)

The attendance at Board and Committee meetings for each of the directors proposed for election at the Meeting can be found in this Management Proxy Circular on page 16 (see “Meetings Held and Attendance of Directors”).

Majority Voting Policy

Board policy requires that, in an uncontested election, any nominee for director with respect to whom a majority of the votes represented by proxies validly deposited prior to the annual meeting of the shareholders (the ‘‘Meeting’’) are ‘‘withheld’’ from his or her election (a ‘‘Majority Withheld Vote’’), shall submit his or her resignation to the Nominating & Corporate Governance Committee for consideration promptly following the Meeting.

The Nominating & Corporate Governance Committee shall consider the resignation and shall recommend to the Board whether or not to accept it. The Board shall consider the recommendation of the Nominating & Corporate Governance Committee and determine whether or not to accept the recommendation. A press release disclosing the Board’s determination (and the reasons for rejecting the resignation, if applicable) shall be issued within 90 days following the date of the Meeting.

Any director who tenders his or her resignation shall not participate in any meeting of the Nominating & Corporate Governance Committee, if he or she is a member of that Committee, or of the Board to consider whether his or her resignation shall be accepted. However, if the number of members of the Nominating & Corporate Governance Committee who received a Majority Withheld Vote at the Meeting is such that the remaining members of this committee do not constitute a quorum, then the directors who did not receive a Majority Withheld Vote shall appoint a committee to consider the resignations and recommend to the Board whether to accept them.

In a contested election, where the number of director nominees exceeds the number of directors to be elected, a plurality vote standard will continue to apply.

The majority voting policy, together with the change to give shareholders the option of voting for or withholding their votes in respect of individual director nominees, provides enhanced director accountability. These measures combined encourage individual board members to be diligent in the performance of their duties by providing shareholders with the right to vote for individual directors based on their individual performance as a director or withhold their votes for a director who fails to meet the standards required by the shareholders.

Board Mandate

The Board has the responsibility to manage, or supervise, the management of the business and affairs of the Corporation. The Board selects and appoints the Corporation’s Chief Executive Officer and, through him, other officers and senior management to whom the Board delegates certain of its power of management. The Board approves strategy, sets targets, performance standards and policies to guide management, monitors and advises management, sets their compensation and, if necessary, replaces them.

To assist the Board in the implementation of key policies, it delegates some of its responsibility to committees. As part of its duties, the Board reviews, through reports from the Nominating & Corporate Governance Committee, and approves the structure, Charters and composition of its committees. It also receives and reviews regular and timely reports of the activities and findings of those committees.

The fundamental responsibility of the Board is to appoint a competent executive team and to oversee the management of the business, with a view to maximizing long-term shareholder value and ensuring corporate conduct in an ethical and legal manner via an appropriate system of corporate governance and internal control. The Board has adopted specific corporate governance guidelines which are posted on the Corporation’s website under the name Corporate Governance Guidelines.

Position Descriptions

The Corporation has written guidelines for the Chairman and Chief Executive Officer, and for the Chairs of the Committees. These guidelines are available on the Corporation's website.

The Chief Executive Officer’s position description is reviewed by the Board on an on-going basis. Annual objectives for the Corporation and the Chief Executive Officer are developed jointly by the Board and the Chief Executive Officer. The attainment of these objectives is reviewed by the Board. The Chief Executive Officer is also responsible and accountable for pursuing the strategic goals which are considered and adopted by the Board at its annual strategy meetings.

Orientation and Continuing Education

New directors are provided with a comprehensive information package on the Corporation and its management, and are fully briefed by senior management on the corporate organization and key current issues. Visits to key operations are also arranged for new directors. Site visits at the Diavik Mine are arranged for new directors.

Annually, Board meetings are scheduled at the Corporation’s watch factory in Geneva, and are scheduled for key retail locations such as New York, Beverly Hills, Chicago, Bal Harbour and Paris.

Ongoing training and development of directors consists of similar components, i.e., updated written corporate information, site visits and presentations by experts in numerous fields that are important to the Corporation’s interests. Individual directors may engage outside advisors, with the authorization of the Nominating & Corporate Governance Committee.

Ethical Business Conduct

The Nominating & Corporate Governance Committee is responsible for developing and reviewing, with recommendations to the Board where appropriate, the Corporation’s approach to all matters of corporate governance, and reporting thereon to the Board. The Corporation has adopted a Code of Ethics and Business Conduct, a Policy on Corporate Disclosure, Confidentiality and Employee Trading, an Insider Trading Policy and a Whistleblower Protection Policy. All of these policies are available on the Corporation's website, and will be provided to any Shareholder who requests them. The foregoing Code of Ethics and Business Conduct of the Corporation, as amended, has been filed on SEDAR at www.sedar.com.

The SEC and National Instrument 52-110 – Audit Committees require a corporation to disclose if it has adopted a code of ethics that applies to its principal executive officer, principal financial officer, principal accounting officer or controller. The Corporation is in compliance. The Corporation has adopted a code of ethics entitled Code of Ethics and Business Conduct which is applicable to all directors, officers and employees of the Corporation and its subsidiaries. The Code of Ethics and Business Conduct provides a framework for directors, officers and employees on the conduct and ethical decision making integral to their work. Management of the Corporation is committed to fostering and maintaining a culture of high ethical standards and compliance, and ensuring a work environment that encourages employees to raise concerns to the attention of management and promptly addressing any employee compliance concerns.

The Code of Ethics and Business Conduct provides that management is responsible for monitoring compliance with the Code and for communicating the Code to employees. Employees are advised that they have a duty to report any known or suspected violation of the Code, including any violation of the laws, rules, regulations or policies that apply to the Corporation. Employees are to report such violations to their supervisor, the Corporate Secretary, or by following the procedures set out in the Corporation’s Whistleblower Protection Policy. It is ultimately the Board’s responsibility for monitoring compliance with the Code. The Board, through its Nominating & Corporate Governance Committee, reviews the Code annually to ensure that it complies with legal requirements and is in alignment with best practices.

The Board has not granted any waiver of the Code of Ethics and Business Conduct. Accordingly, no material change report has been required or filed.

Individual directors are expected to indicate a material interest in any transaction or agreement that the Corporation is considering. Directors who have a material interest in a transaction or agreement would not be present for discussions on such transaction or agreement, and would not participate in any vote on the matter.

Nomination of Directors

The Nominating & Corporate Governance Committee, composed entirely of unrelated and independent directors, considers all proposed nominees for the Board and recommends nominees to the Board. The Committee periodically assesses the skill sets of current directors and recommends desired background and qualifications for director nominees, taking into account the needs of the Board at the time. Breadth of perspective, experience and judgment are critical qualities of a director, and strongly influence the selection criteria for Board membership. All directors, except one, serve, or have served, on a number of corporate boards, and all bring a broad base of international experience and expertise to Board deliberations.

The Board assessment is done periodically, and consists of an interview and discussion by the Lead Director with each director on an informal basis. The Committee addresses issues such as director representation in terms of expertise and experience, Board size, director succession planning, meeting quality and efficiency, director contribution and interaction, management effectiveness and the Board’s relationship with management. Directors complete an evaluation form for each fiscal year which contains questions concerning the effectiveness of the Board and its committees, operation of the Board, Board size, number of meetings held per annum, meeting quality and efficiency, individual director contribution and interaction, strategic planning opportunities, management effectiveness and the Board’s relationship with management. The responses are reviewed by the Lead Director and presented to the Board.

The Board and the Nominating & Corporate Governance Committee, monitor the size of the Board to ensure effective decision-making. The Nominating & Corporate Governance Committee also develops, reviews and monitors criteria for selecting directors by assessing their qualification, personal qualities, geographical representation, business background and diversified experience. The directors have proposed eight nominees for the position of director in the upcoming year.

The Board has implemented a policy that if, during a director’s service on the Board, he or she: (a) joins or resigns from another public company’s board of directors; or (b) significantly changes his or her primary employment or occupation (any such event shall be referred to as a “Status Change”), that director shall immediately notify the Nominating & Corporate Governance Committee. The Nominating & Corporate Governance Committee should re-evaluate the appropriateness of the continuing membership of the director on the Board in light of the Status Change and recommend to the Board the appropriate action, if any, to be taken with respect to the director. If the Board concludes that the Status Change is significant and requires a resignation of the director, the director shall immediately tender his or her resignation from the Board.

Compensation

Directors’ Compensation

The Nominating & Corporate Governance Committee reviews the adequacy and form of compensation for non-executive directors at the Corporation on an annual basis. In addition to directors’ responsibilities and time commitment, this review also takes into account director remuneration of other Canadian companies. These reviews are conducted with the assistance of compensation consultants, but the decisions made by the Nominating & Corporate Governance Committee are the responsibility of the Nominating & Corporate Governance Committee and may reflect factors and considerations other than the information and recommendations provided by its consultants. The Nominating & Corporate Governance Committee recommends the directors’ compensation to the Board, for approval. Details regarding directors’ compensation can be found on pages 12 to 15 of this Management Proxy Circular (See “Compensation of Directors”, “Director Summary Compensation Table” and “Incentive Plan Awards).

No changes in the amount of director compensation (annual cash retainers and annual DSU grants) have been made since 2007. In January 2011, Meridian reviewed the director’s compensation and concluded that the current total compensation opportunity (including the value of the equity) for directors is within the competitive range of current market levels and practices in Canada, and did not recommend an adjustment to director’s compensation. The Nominating & Corporate Governance Committee again recommended that no changes be made to director compensation.

The Nominating & Corporate Governance Committee is composed entirely of unrelated and independent directors. The Nominating & Corporate Governance Committee’s responsibilities are set out in its Charter. A summary of these responsibilities can be found on pages 19 and 20 of the Management Proxy Circular (see “Report of the Nominating & Corporate Governance Committee”). The Charter of the Nominating & Corporate Governance Committee is available on the Corporation’s website.

Senior Officers’ Compensation

The Human Resources & Compensation Committee recommends the senior officers’ compensation to the Board, for approval.

The Corporation has retained the services of Meridian each fiscal year since 2007 to compile corporate information and industry comparative data on an annual basis in order to prepare a foundation for ongoing management of executive compensation. A brief description of the services performed by Meridian can be found on page 23 of this Management Proxy Circular (see “Independent Consultant”).

The Human Resources & Compensation Committee is composed entirely of unrelated and independent directors. The Human Resources & Compensation Committee’s responsibilities are set out in the Work Plan of the Committee. A list of these responsibilities can be found on page 18 of the Management Proxy Circular (see “Report of the Human Resources & Compensation Committee”). The Charter of the Human Resources & Compensation Committee is available on the Corporation’s website.

Board Committees

The Board has three Committees: Audit, Nominating & Corporate Governance and Human Resources & Compensation. The Committees are composed entirely of independent directors. The roles and responsibilities of the Committees are set out in Charters which are available on the Corporation’s website. These Charters are reviewed annually to ensure that they comply with legal requirements and are in alignment with best practices. To assist the Committee in fulfilling their respective responsibilities, such responsibilities are set out in Work Plans which are approved at the beginning of each year. The Charter of each Committee requires that each member of the Committee be an independent director.

Assessments

Strategic planning is at the forefront of deliberations at meetings of the Board. Management is responsible for the development of overall corporate strategies. These strategies are under constant review by the Board and senior management.

The Board conducts an annual evaluation of the effectiveness of the Board as a whole, and the effectiveness and contribution of its committees and individual directors.

Throughout the year, the Board reviews the performance of management and the Corporation against approved business plans and policies. The Board also reviews and approves specific proposals for all major capital expenditures, checking for consistency with budgets and strategic plans, and deals with a large number of individual issues and situations requiring decision by the Corporation, such as acquisitions, investments and divestitures.

The Board ensures that an appropriate risk assessment process is in place to identify, assess and manage the principal risks of the Corporation's business. Management reports regularly to the Board in relation to principal risks which potentially affect the Corporation's business activities.

The Board regularly reviews management succession plans and, where necessary, initiates and supervises searches for replacement candidates. It also sets objectives for, and reviews the performance of, the senior officers of the Corporation, and approves their appointments and compensation.

The Board ensures that mechanisms are in place to guide the organization in its activities. The Board reviews and approves a broad range of internal control and management systems covering, for example, expenditure approvals, financial controls, environmental and health and safety matters. Such systems are designed to inform the Board of the integrity of the financial and other data of the Corporation, and are subject to audit reviews. Management is required to comply with legal and regulatory requirements with respect to all of the Corporation’s activities.

The Corporation has a sound governance structure in place at both management and Board levels, and a comprehensive system of internal control relating to financial record reliability. These structures and systems are continually assessed, reviewed and enhanced in light of ongoing Canadian and U.S. regulatory developments affecting corporate governance, accountability and disclosure.